UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of **December 2009**

PEDIMENT GOLD CORP.

(Name of Registrant)

789 West Pender Street, #720, Vancouver, British Columbia, Canada V6C 1H2
(Address of principal executive offices)

1. Exhibit 99.1 – Audited Financial Statements: Year Ended 9/30/2009

2. Exhibit 99.2 – Financial Statements: Management's Discussion/Analysis

3. Exhibit 99.3 - Form 52-109F2: CEO Certification of Interim Filings

4. Exhibit 99.4 - Form 52-109F2: CFO Certification of Interim Filings

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.
Form 20-F xxx Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
Yes ___ No **xxx**

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pediment Gold Corp. -- SEC File No. 000-52509
(Registrant)

Date: January 5, 2009

By \s\ Gary Freeman
Gary Freeman, President/CEO/Director

Exhibit 99.1

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)

Consolidated Financial Statements
For the years ended September 30, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

Contents

Management's Responsibility for Financial Reporting

The consolidated financial statements of Pediment Gold Corp. are the responsibility of the Company's management. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and reflect management's best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company's assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated balance sheets as at September 30, 2009 and 2008 and consolidated statements of operations and comprehensive loss, shareholders' equity and cash flows for the years ended September 30, 2009, 2008 and 2007 have been audited by Smythe Ratcliffe LLP, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

"Gary Freeman" (signed)   *"John Seaman" (signed)*

Gary Freeman   John Seaman
CEO   CFO

December 14, 2009

SmytheRatcliffe
CHARTERED ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Shareholders of Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)

We have audited the consolidated balance sheets of Pediment Gold Corp. (formerly Pediment Exploration Ltd.) (an exploration stage company) as at September 30, 2009 and 2008 and the consolidated statements of operations and comprehensive loss, shareholders' equity and cash flows for the years ended September 30, 2009, 2008 and 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2009 and 2008 and the results of its operations and its cash flows for the years ended September 30, 2009, 2008 and 2007 in accordance with Canadian generally accepted accounting principles.

"Smythe Ratcliffe LLP" (signed)

Chartered Accountants

Vancouver, Canada
December 14, 2009

7th Floor 355 Burrard St
Vancouver, BC V6C 2G8

Tel: 604 687 1231
Fax: 604 688 4675
smytheratcliffe.com

Smythe Ratcliffe LLP is a member of PKF International Limited and PKF North American Network, which are two separate associations of legally independent member firms.

3

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Consolidated Balance Sheets
(Canadian Dollars)

As at September 30		2009		2008
Assets				
Current				
Cash and cash equivalents (note 3)	$	**15,553,239**	$	18,049,781
Amounts receivable		**688,976**		718,570
Due from related parties (note 9(a)(i))		**19,419**		4,830
Prepaid expenses and deposits (note 9(b))		**126,556**		208,685
Total current assets		**16,388,190**		18,981,866
Property and equipment (note 5)		**307,237**		40,769
Mineral properties (note 6)		**14,546,062**		10,759,924
Total assets	$	**31,241,489**	$	29,782,559
Liabilities				
Current				
Accounts payable and accrued liabilities	$	**227,517**	$	197,027
Due to related parties (note 9(a)(ii))		**26,380**		1,514
Total current liabilities		**253,897**		198,541
Future income tax liability (note 8)		**-**		65,570
Total liabilities		**253,897**		264,111
Shareholders' Equity				
Share capital (note 7)		**61,393,374**		57,856,097
Contributed surplus		**7,215,180**		6,010,303
Deficit accumulated in the exploration stage		**(37,620,962)**		(34,347,952)
Total shareholders' equity		**30,987,592**		29,518,448
Total liabilities and shareholders' equity	$	**31,241,489**	$	29,782,559

Nature of operations (note 1)
Commitments (notes 6 and 12)
Subsequent events (note 14)

Approved on behalf of the Board:

"Chris Theodoropoulos" (signed)   *"Gary Freeman" (signed)*
Chris Theodoropoulos, Director   Gary Freeman, Director

The accompanying notes are an integral part of these consolidated financial statements.

4

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Consolidated Statements of Operations and Comprehensive Loss
(Canadian Dollars)

For the years ended September 30	2009	2008	2007
Expenses			
Stock-based compensation (note 7(g)(i))	$ 1,130,920	$ 4,331,565	$ 634,366
Consultants (notes 9(c) and (d))	823,613	619,577	224,356
Salaries	383,585	569,836	123,584
Office and administration	332,912	360,725	383,303
Investor relations and promotion	285,342	180,766	413,394
Legal and audit	262,237	390,138	130,539
Travel	218,726	290,672	169,683
Transfer agent, listing and filing fees	131,685	53,767	28,553
Property costs	37,775	-	12,740
Interest and financing costs	-	-	4,190
Amortization	16,397	12,123	7,927
Total expenses	**(3,623,192)**	(6,809,169)	(2,132,635)
Other income (expenses)			
Investment and other income	365,461	679,442	187,156
Foreign exchange gain (loss)	(80,849)	503,026	(329,179)
Write-down of mineral properties (note 6(a))	-	(2,099,553)	(333,846)
Total other income (expenses)	**284,612**	(917,085)	(475,869)
Loss before taxes	**(3,338,580)**	(7,726,254)	(2,608,504)
Future income tax recovery (expense) (note 8)	**65,570**	(65,570)	-
Net loss and comprehensive loss for the year	**$ (3,273,010)**	$ (7,791,824)	$ (2,608,504)
Loss per share, basic and diluted	**$ (0.08)**	$ (0.20)	$ (0.10)
Weighted average number of common shares outstanding	**43,506,184**	39,493,045	26,941,138

The accompanying notes are an integral part of these consolidated financial statements.

5

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Consolidated Statements of Shareholders' Equity
(Canadian Dollars)

	Share Capital		Contributed Surplus	Deficit Accumulated in the Exploration Stage	Total Shareholders' Equity
	Shares	Amount			
Balance, September 30, 2006	23,609,052	$28,584,935	$1,086,426	$(23,947,624)	$ 5,723,737
Shares issued during the year					
For cash					
Private placements, net of share issue costs (notes 7(c)(vii), (viii) and (ix))	6,259,502	7,173,020	157,318	-	7,330,338
Exercise of warrants	3,284,581	2,202,095	-	-	2,202,095
Exercise of options	475,000	269,050	-	-	269,050
For mineral property data (note 7(c)(vi))	10,000	8,600	-	-	8,600
Transfer of contributed surplus to share capital on exercise of warrants	-	66,934	(66,934)	-	-
Transfer of contributed surplus to share capital on exercise of options	-	253,390	(253,390)	-	-
Stock-based compensation for the year (note 7(g))	-	-	634,366	-	634,366
Net loss for the year	-	-	-	(2,608,504)	(2,608,504)
Balance, September 30, 2007	33,638,135	38,558,024	1,557,786	(26,556,128)	13,559,682
Shares issued during the year					
For cash					
Private placements, net of share issue costs (note 7(c)(v))	5,950,300	16,816,005	240,851	-	17,056,856
Exercise of warrants	1,154,051	1,597,319	-	-	1,597,319
Exercise of options	1,041,250	693,350	-	-	693,350
For mineral property data (note 7(c)(iv))	25,000	71,500	-	-	71,500
Transfer of contributed surplus to share capital on exercise of warrants	-	90,143	(90,143)	-	-
Transfer of contributed surplus to share capital on exercise of options	-	635,623	(635,623)	-	-
Stock-based compensation for the year (note 7(g))	-	-	4,331,565	-	4,331,565
Escrowed shares cancelled (note 7(b))	(426,667)	(605,867)	605,867	-	-
Net loss for the year	-	-	-	(7,791,824)	(7,791,824)
Balance, September 30, 2008	41,382,069	$57,856,097	$6,010,303	$(34,347,952)	$29,518,448

The accompanying notes are an integral part of these consolidated financial statements.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Consolidated Statements of Shareholders' Equity
(Canadian Dollars)

	Share Capital		Contributed Surplus	Deficit accumulated in the exploration stage	Total Shareholders' Equity
	Shares	Amount			
Balance, September 30, 2008	41,382,069	$57,856,097	$6,010,303	$ (34,347,952)	$29,518,448
Shares issued during the year					
For cash					
Private placements, net of share issue costs (note 7(c)(i))	3,223,000	2,147,074	117,194	-	2,264,268
Exercise of options	132,500	78,250	-	-	78,250
For mineral property (note 6(b)(ii))	75,760	65,745	-	-	65,745
In relation to acquisition of subsidiary (note 6(b)(i))	2,500,000	1,175,000	-	-	1,175,000
Transfer of contributed surplus to share capital on exercise of options	-	71,208	(71,208)	-	-
Stock-based compensation for the year (note 7(g))	-	-	1,158,891	-	1,158,891
Net loss for the year	-	-	-	(3,273,010)	(3,273,010)
Balance, September 30, 2009	47,313,329	$61,393,374	$7,215,180	$(37,620,962)	$30,987,592

The accompanying notes are an integral part of these consolidated financial statements.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
 (An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Canadian Dollars)

For the years ended September 30	2009	2008	2007
Operating activities			
Net loss for the year	$ **(3,273,010)**	$ (7,791,824)	$ (2,608,504)
Adjustments to reconcile net loss to cash used in operating activities:			
Amortization	**16,397**	12,123	7,927
Stock-based compensation	**1,130,920**	4,331,565	634,366
Write-down of mineral properties	**-**	2,099,553	333,846
Future income tax (recovery) expense	**(65,570)**	65,570	-
Unrealized loss on foreign exchange	**55,623**	13,062	2,222
Changes in operating assets and liabilities:			
Amounts receivable	**29,594**	(420,423)	(206,589)
Prepaid expenses and deposits	**82,129**	(206,474)	(434)
Accounts payable and accrued liabilities	**(40,858)**	52,027	22,623
Cash used in operating activities	**(2,064,775)**	(1,844,821)	(1,814,543)
Investing activities			
Purchase of property and equipment	**(282,865)**	(22,539)	(6,232)
Expenditures and advances on mineral properties	**(2,446,074)**	(9,621,248)	(2,457,592)
Cash used in investing activities	**(2,728,939)**	(9,643,787	(2,463,824)
Financing activities			
Proceeds from issuance of common shares and share subscriptions, net of issue costs	**2,342,518**	19,347,525	9,801,483
Due from/to related parties	**10,277**	13,091	(4,828)
Cash provided by financing activities	**2,352,795**	19,360,616	9,796,655
Foreign exchange effect on cash	**(55,623)**	(13,062)	(2,222)
(Decrease) increase in cash and cash equivalents	**(2,496,542)**	7,858,946	5,516,066
Cash and cash equivalents, beginning of year	**18,049,781**	10,190,835	4,674,769
Cash and cash equivalents, end of year	$ **15,553,239**	$ 18,049,781	$ 10,190,835
Cash and cash equivalents consists of:			
Cash	$ 5,281,512	$ 2,424,466	$ 500,511
Cash equivalents	10,271,727	15,625,315	9,690,324
	$ **15,553,239**	$ 18,049,781	$ 10,190,835

Supplemental disclosure with respect to cash flows (note 10)

The accompanying notes are an integral part of these consolidated financial statements.

8

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)
For the years ended September 30, 2009, 2008 and 2007

1. NATURE OF OPERATIONS

The Company is governed under the *Business Corporations Act* (British Columbia) and is engaged in the business of the acquisition of, exploration for and development of mineral properties. On February 25, 2009, the Company changed its name from Pediment Exploration Ltd. to Pediment Gold Corp. As of March 2, 2009, the Company's shares were delisted from the TSX Venture Exchange ("TSX-V") and commenced trading on the Toronto Stock Exchange ("TSX").

The Company reported a net loss of $3,273,010 (2008 - $7,791,824; 2007 - $2,608,504) for the year ended September 30, 2009 and has an accumulated deficit of $37,620,962 as at September 30, 2009 (2008 - $34,347,952). As at September 30, 2009, the Company had $16,134,293 (2008 - $18,783,325) in working capital, which is sufficient capital to cover its fiscal 2010 planned expenditures. The Company relies on financing through the issuance of additional shares of its common stock until such time as it achieves sustained profitability through profitable mining operations, or the receipt of proceeds from the disposition of its mineral property interests.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are stated in Canadian dollars, which is the Company's functional and reporting currency.

These consolidated financial statements include the accounts of the Company and its wholly-owned integrated subsidiaries, Compania Minera Pitalla, S.A. de C.V. ("Pitalla"), Pediment Exploration Mexico, S. de C.V. ("Pediment Mexico"), Minexson S.A. de C.V. ("Minexson"), Megashear Mining-Exploration S.A. de C.V ("Megashear") and Minera Sud California S.A. de C.V. ("Sud California"). All significant intercompany transactions and balances have been eliminated on consolidation.

(b) Adoption of new accounting standards

Effective October 1, 2008, the Company adopted the following standards of the Canadian Institute of Chartered Accountants' ("CICA") Handbook:

(i) Amendments to Section 1400 – Going Concern

CICA Handbook Section 1400, "General Standards of Financial Statement Presentation", was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. When financial statements are not prepared on a going concern basis, that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the company is not considered a going concern. The adoption of this policy had no impact on the Company's consolidated financial statements.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)   Adoption of new accounting standards (Continued)

(ii)   Goodwill and Intangible Assets

CICA Handbook Section 3064, "Goodwill and Intangible Assets", replaces Section 3062, "Goodwill and Intangible Assets", and Section 3450, "Research and Development Costs", and establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The adoption of this policy had no impact on the Company's consolidated financial statements.

(c)   Cash and cash equivalents

Cash and cash equivalents is comprised of cash and highly liquid temporary investments cashable within ninety days from the original dates of acquisition and can be converted to known amounts of cash.

(d)   Equipment

Equipment is recorded at cost and amortized using the following annual rates and methods:

Computer equipment	-30% declining balance
Office furniture	-20% declining balance
Vehicles	-25% straight-line
Mining equipment	-12% straight-line

In the year of acquisition, amortization is recorded at one-half the annual rate.

(e)   Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments to directors, employees and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is completed or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. The fair value of the options is accrued and charged either to operations or mineral properties, with the offset credit to contributed surplus. For directors and employees the options are recognized over the vesting period, and for non-employees the options are recognized over the related service period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f) Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and losses carried forward. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets is limited to the amount of the benefit that is more likely than not to be realized.

(g) Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share. Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

(h) Financial instruments and comprehensive income

All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading, available-for-sale, or other financial liabilities. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders' equity. Any financial instrument may be designated as held-for-trading upon initial recognition.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments.

Comprehensive income or loss is the overall change in net assets at the Company for a period, other than changes attributed to transactions with shareholders. It is made up of net income and other comprehensive income. Other comprehensive income or loss includes gains or losses that GAAP requires to be recognized in a period but are excluded from net income for that period.

11

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)   Financial instruments and comprehensive income (Continued)

The Company has no items of other comprehensive income in any period presented. Therefore, net loss as presented in the Company's statements of operations equals comprehensive loss.

(i)   Mineral properties

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed or the Company's mineral rights are allowed to lapse. Costs accumulated relating to projects that are abandoned are written-off in the period in which a decision to discontinue the project is made.

All deferred mineral property expenditures are reviewed quarterly, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company's assessment of its ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value.

The Company is still in the exploration stage and commercial production has not yet commenced. Hence, depletion has not been charged in these financial statements. Commercial production occurs when an asset or property is substantially complete and ready for its intended use. Upon commencement of such production, costs will be depleted using the unit-of-production method over the estimated life of the ore body based upon recoverable ounces to be mined from estimated proven and probable reserves.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received. Proceeds received on the sale or option of the Company's property is recorded as a reduction of the mineral property cost. The Company recognizes in income those costs that are recovered on mineral properties when amounts received or receivable are in excess of the carrying amount.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

2.   **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

(j)   Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the collectability of amounts receivable, balances of accrued liabilities, the fair value of financial instruments, the rates for amortization of equipment, the recoverability of mineral property interests, determination of asset retirement and environmental obligations, valuation allowance for future income tax assets and the determination of the variables used in the calculation of stock-based compensation. While management believes that these estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

(k)   Foreign currency translation

Integrated foreign operations are translated using the temporal method. Amounts recorded in foreign currencies are translated into Canadian dollars as follows:

(i)   Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)   Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)   Interest income and expenses (excluding amortization, which is translated at the same rate as the related asset), at the exchange rate prevailing on the transaction date.

Gains and losses arising from this translation of foreign currencies are included in the determination of net loss for the period.

(l)   Asset retirement obligations ("ARO")

The Company's proposed and incurred mining and exploration activities are subject to various laws and regulations for federal and regional jurisdictions in which it operates governing the protection of the environment. These laws are continually changing. The Company believes its operations are in compliance with all applicable laws and regulations. The Company expects to make, in the future, expenditures that comply with such laws and regulations but cannot predict the full amount or timing of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. Reclamation and remediation obligations arise from the acquisition, development, construction and normal operations of mining properties, plant and equipment.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

2.   **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

(l)   Asset retirement obligations ("ARO") (Continued)

The Company recognizes an estimate of the liability associated with an ARO in the consolidated financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. At present, the Company has determined that it has no material AROs to record in these consolidated financial statements.

(m)   Proceeds on unit offerings

Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated entirely to common shares.

(n)   Non-monetary transactions

Shares issued for consideration other than cash are valued at the quoted market price at the date of issuance.

(o)   Future changes in accounting policies

(i)   Business Combinations

In January 2009, the CICA issued Section 1582, "Business Combinations", Section 1601, "Consolidated Financial Statements", and Section 1602, "Non-Controlling Interests". These sections replace the former Section 1581, "Business Combinations", and Section 1600, "Consolidated Financial Statements", and establish a new section for accounting for a non-controlling interest in a subsidiary.

Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. Section 1601 establishes standards for the preparation of consolidated financial statements.

These new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o) Future changes in accounting policies (Continued)

(ii) International Financial Reporting Standards ("IFRS")

In February 2008, the Canadian Accounting Standards Board ("AcSB") confirmed that January 1, 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The IFRS standards will be effective for the Company for interim and annual financial statements relating to the Company's fiscal year beginning on or after October 1, 2011. The effective date of October 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and year ended September 30, 2011. The Company has begun the planning and scoping phase of the transition to IFRS and intends to transition to IFRS financial statements during fiscal 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3. FINANCIAL INSTRUMENTS

The Company classifies its cash and cash equivalents as held-for-trading; amounts receivable (excluding taxes receivable) and due from related parties as loans and receivables; and due to related parties and accounts payable and accrued liabilities as other financial liabilities.

The carrying values of cash and cash equivalents, amounts receivable (excluding taxes receivable), and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments. The fair values of amounts due to and from related parties have not been disclosed as their fair values cannot be reliably measured since the parties are not at arm's length.

The fair value of financial instruments at September 30, 2009 and 2008 is summarized as follows:

	2009		2008	
Financial Assets	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Held-for-trading				
Cash and cash equivalents	$ 15,553,239	$ 15,553,239	$ 18,049,781	$ 18,049,781
Loans and receivables				
Amounts receivable (excluding taxes receivable)	$ 25,726	$ 25,726	$ 61,516	$ 61,516
Due from related parties	$ 19,419	N/A	$ 4,830	N/A
Financial Liabilities				
Accounts payable and accrued liabilities	$ 227,517	$ 227,517	$ 197,027	$ 197,027
Due to related parties	$ 26,380	N/A	$ 1,514	N/A

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

3. FINANCIAL INSTRUMENTS (Continued)

The Company's risk exposure and the impact on the Company's financial instruments are summarized below:

(a) Credit risk

The Company is exposed to credit risk with respect to its cash and cash equivalents. Cash and cash equivalents have been placed on deposit with major Canadian financial institutions and major Mexican financial institutions. The risk arises from the non-performance of counterparties of contracted financial obligations. The Company is not exposed to significant credit risk on amounts receivable.

The Company manages credit risk, in respect of cash and cash equivalents, by purchasing highly liquid, short-term investment-grade securities held at major financial institutions with strong investment-grade ratings by a primary rating agency in accordance with the Company's investment policy.

Concentration of credit risk exists with respect to the Company's cash and cash equivalents as the majority of the amounts are held with only a few Canadian and Mexican financial institutions. The Company's concentration of credit risk and maximum exposure thereto is as follows:

	2009	2008
Held at major Canadian financial institutions:		
Cash	$ 5,137,947	$ 2,111,368
Cash equivalents	10,271,727	15,625,315
	15,409,674	17,736,683
Held at major Mexican financial institutions:		
Cash	143,565	313,098
Total cash and cash equivalents	$15,553,239	$18,049,781

Included in cash equivalents at September 30, 2009 are cashable guaranteed investment certificates earning interest between 0.25% and 2.66% (2008 - 2.00% and 2.95%) and maturing at various dates between October 18, 2009 and September 8, 2010 (2008 - October 18, 2008 and September 8, 2009). Cash equivalents that matured on October 18, 2009 and December 10, 2009 were reinvested.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

3.   FINANCIAL INSTRUMENTS (Continued)

(b)   Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet commitments as they become due. The Company's approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due.   The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.   The Company believes it has sufficient cash and cash equivalents at September 30, 2009 in the amount of $15,553,239 (2008 - $18,049,781) in order to meet its planned expenditures and obligations for the next year.   At September 30, 2009, the Company had accounts payable and accrued liabilities of $227,517 (2008 - $197,027) and amounts due to related parties of $26,380 (2008 - $1,514), which will become due for payment within three months.

(c)   Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk.

(i)   Interest rate risk

Interest rate risk consists of two components:

(a)   To the extent that payments made or received on the Company's monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(b)   To the extent that changes in prevailing market rates differ from the interest rate in the Company's monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company's cash and cash equivalents consists of cash held in bank accounts and guaranteed investment certificates that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of September 30, 2009 and 2008. Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations.   The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

(ii)   Foreign currency risk

The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in Canadian dollars.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

3. FINANCIAL INSTRUMENTS (Continued)

(c)   Market risk (continued)

    (ii)   Foreign currency risk (continued)

The Company is exposed to foreign currency risk with respect to cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities as a portion of these amounts are denominated in US dollars and Mexican pesos. The Company has not entered into any foreign currency contracts to mitigate this risk.

The sensitivity analysis of the Company's exposure to foreign currency risk at the reporting date has been determined based upon hypothetical changes taking place at September 30, 2009 and 2008, which includes a hypothetical change in the foreign currency exchange rate between the Canadian dollar and Mexican peso of 9% and 11%, respectively, and the effect on net loss and comprehensive loss.

	Reasonably Possible Changes	
	2009	2008
CDN $: MXN peso exchange rate variance	+9%	+11%
Net loss and comprehensive loss	$ 84,825	$ 122,495
CDN $: MXN peso exchange rate variance	-9%	-11%
Net loss and comprehensive loss	$ (101,603)	$ (152,774)

    (iii)   Other price risk

Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is not exposed to significant other price risk.

4. CAPITAL MANAGEMENT

The Company's primary objective when managing capital is to safeguard the Company's ability to continue as a going concern in order to pursue the development and exploration of its mineral properties. The Company defines capital that it manages as shareholders' equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares. The Company's primary source of funds comes from the issuance of share capital. The Company does not use other sources of financing that require fixed payments of interest and principal due to lack of cash flow from current operations and is not subject to any externally imposed capital requirements.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)
For the years ended September 30, 2009, 2008 and 2007

4. CAPITAL MANAGEMENT (Continued)

Capital requirements are driven by the Company's exploration activities on its mineral properties. To effectively manage the Company's capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

There have been no changes to the Company's approach to capital management during the year.

5. PROPERTY AND EQUIPMENT

	2009			2008		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 32,005	$ 21,811	$ 10,194	$ 37,179	$ 11,908	$ 25,271
Office furniture	28,370	9,508	18,862	21,707	6,209	15,498
Vehicles	18,748	3,195	15,553	-	-	-
Mining equipment	57,330	-	57,330	-	-	-
Land	205,298	-	205,298	-	-	-
	$ 341,751	$ 34,514	$ 307,237	$ 58,886	$ 18,117	$ 40,769

At September 30, 2009, the Company's mining equipment is under development; therefore, it will be amortized once it is ready for use.

For the years ended September 30, 2009, 2008 and 2007

6. MINERAL PROPERTIES

(a) Capitalized mineral property expenditures are as follows:

	Caborca Project	San Antonio Project	Texson Project	Daniel Project	La Colorada Project	Other Projects	Total
Balance, September 30, 2007	$ 268,484	$ 1,938,735	$ 168,469	$ 598,672	$ -	$ 410,731	$ 3,385,091
Acquisition costs	-	1,322,668	-	-	1,297,697	-	2,620,365
Deferred exploration costs							
Geological services	14,330	215,998	2,256	28,288	231,124	48,842	540,838
Tax on surface rights	8,156	42,882	7,177	17,390	68,596	61,931	206,132
Drilling, sampling and testing	3,840	3,789,126	-	197,792	616,782	12,713	4,620,253
Technical assistance	7,751	52,526	417	7,019	33,850	15,032	116,595
Leasing	18,545	134,576	-	53,921	221,585	14,771	443,398
Salaries and fees	53,813	365,838	-	23,355	168,017	-	611,023
Miscellaneous	17,794	182,608	251	29,404	77,312	8,413	315,782
Total deferred exploration costs for the year	124,229	4,783,554	10,101	357,169	1,417,266	161,702	6,854,021
Total acquisition and exploration costs for the year	124,229	6,106,222	10,101	357,169	2,714,963	161,702	9,474,386
Mineral properties balance before write down	392,713	8,044,957	178,570	955,841	2,714,963	572,433	12,859,477
Write-down of mineral properties	(392,712)	-	(178,569)	(955,840)	-	(572,432)	(2,099,553)
Balance, September 30, 2008	$ 1	$ 8,044,957	$ 1	$ 1	$ 2,714,963	$ 1	$ 10,759,924

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

6. MINERAL PROPERTIES (Continued)

(a) Capitalized mineral property expenditures (Continued):

	San Antonio Project	La Colorada Project	Other Projects	Total
Balance, September 30, 2008	$ 8,044,957	$ 2,714,963	$ 4	$ 10,759,924
Acquisition costs	1,175,000	889,341	-	2,064,341
Deferred exploration costs				
Geological services	164,764	71,545	-	236,309
Tax on surface rights	74,888	32,873	-	107,761
Drilling, sampling and testing	82,882	636,447	-	719,329
Technical assistance (note 9(f))	116,932	167,250	-	284,182
Leasing	35,879	52,933	-	88,812
Salaries and fees	37,911	-	-	37,911
Miscellaneous	106,428	113,094	-	219,522
Stock-based compensation (note 7(g)(i))	13,986	13,985	-	27,971
Total deferred exploration costs for the year	633,670	1,088,127	-	1,721,797
Total acquisition and exploration costs for the year	1,808,670	1,977,468	-	3,786,138
Balance, September 30, 2009	$ 9,853,627	$ 4,692,431	$ 4	$ 14,546,062

(b) The Company's mineral property holdings consist of mineral concessions located in Sonora State and Baja California Sur, Mexico. Descriptions of specific concession groups are as follows:

(i) San Antonio Project

San Antonio consists of two concessions, Cirio and Emily, located in the state of Baja California Sur, Mexico.

On March 28, 2008, the San Antonio Project was expanded to include the Triunfo Est. Properties, which consist of five mining exploration concessions located in the state of Baja California Sur, Mexico. The concessions were acquired for a cash payment of $11,250 (paid) and mineral property data related to the concessions were acquired for 25,000 common shares (issued) of the Company valued at $71,500 (note 7(c)(iv)).

On July 3, 2008, the Company acquired the El Triunfo concession group, a group of adjacent concessions in the San Antonio district. The three concessions were acquired for a cash payment of $1,241,568 (paid) and are subject to a variable 1% to 3% net smelter royalty ("NSR").

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

6.   MINERAL PROPERTIES (Continued)

(b)   (Continued)

(i)   San Antonio (Continued)

Pursuant to the terms of the Company's purchase agreement to acquire Pitalla in 2005, if prior to December 31, 2011, an aggregate of one million ounces of gold or gold equivalents were determined to be situated on three or fewer of the properties acquired, of which 500,000 ounces or equivalent must be in a single property, the Company would be required to issue 2,500,000 common shares. On December 4, 2008, the Company issued the 2,500,000 common shares valued at $1,175,000, which has been allocated to the acquisition cost of the San Antonio project (note 7(c)(iii)).

(ii)   La Colorada Project

On October 22, 2007, the Company negotiated the exclusive option to acquire the past producing La Colorada gold-silver mine property located in the state of Sonora, Mexico.   The Company has an option to acquire 100% of 18 concessions held by private owners plus 1,130 hectares of surface holdings that include mining equipment and machinery in return for an initial payment of US$1,100,000 ($1,085,518 paid), followed by additional payments of US$1,100,000 on or before October 22, 2008 and US$550,000 on or before October 22, 2009.

On November 26, 2008, the Company amended the original option agreement and entered into two separate agreements, a revised purchase agreement and an option to purchase agreement.

Pursuant to the revised purchase agreement, the Company acquired all concessions except the Sonora IV concession, land and mining equipment agreed to under the original option agreement by making one further payment of US$825,000 ($964,484 paid), for a total purchase price of US$1,925,000 ($2,050,002 paid), and granted a 3% NSR if open-pit mined or 2% if underground mined.   The 2% NSR on underground production can be purchased by the Company at any time for US$300,000.

The purchase price of US$1,925,000 ($2,050,002) was allocated US$200,800 ($205,298) to land, US$56,075 ($57,330) to mining equipment and US$1,668,125 ($1,787,374) to mineral properties pursuant to the terms of the revised purchase agreement.

Pursuant to the option to purchase agreement, the Company was granted the option to acquire the Sonora IV concession for 300,000 common shares of the Company on or before October 16, 2009. The Company did not exercise this option by October 16, 2009.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

6.   MINERAL PROPERTIES (Continued)

(b)   (Continued)

(ii)   La Colorada Project (continued)

On February 12, 2008, the Company entered into an option agreement (referred to as the "RECAMI" agreement) to acquire three additional mineral concessions totaling 400 hectares for a total purchase price of US$800,000.

On May 12, 2009, the Company amended the terms of the RECAMI agreement, which reduced the total purchase price from US$800,000 to US$600,000 and introduced US$200,000 payable in shares due as follows:

Cash:
US$100,000 – February 8, 2008 ($102,491 paid)
US$100,000 – March 23, 2009 ($121,131 paid)
US$100,000 – March 3, 2010
US$100,000 – March 3, 2011

Common Shares:
Shares, equivalent to US$50,000 plus 15% VAT – May 31, 2009 (Issued 75,760 common shares valued at $65,745 (note 7(c)(ii))
Shares, equivalent to US$50,000 plus 15% VAT – March 3, 2010
Shares, equivalent to US$100,000 plus 15% VAT – March 3, 2011

The revised option agreement also includes a 3% NSR to be paid to the vendor should the Company complete the transaction. The 3% NSR can be purchased by the Company at any time for a cash payment of US$200,000. The vendor is entitled to annual advanced payments of US$50,000 on account of the 3% NSR commencing March 3, 2012.

On August 14, 2008, the Company acquired six mineral concessions from the Penoles group totalling 218 hectares for US$100,000 ($109,688 paid) that cover part of the El Creston pit and adjacent ground as well as additional exploration potential west of the pit.

On June 30, 2009, the Company acquired the La Noria concession for $609 (paid).

(iii)   Other Projects

Caborca Project

The Caborca area project consists of three non-contiguous concessions, namely the Pitalla, Martha and Diana concessions, located in Sonora State, Mexico.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

6.   MINERAL PROPERTIES (Continued)

(b)   (Continued)

(iii)   Other Projects (Continued)

Caborca Project (Continued)

On December 1, 2006, the Company signed an agreement with Inmet Mining Corp. ("Inmet") to explore the Company's Caborca Project. The Company had granted Inmet an option to earn 70% of the Caborca Project in return for payment of $250,000 and exploration expenditures of $5,000,000 over four years. Upon completion of due diligence, Inmet paid $50,000 and committed to $100,000 in exploration expenditures by June 2007. An extension on the deadline for expending $100,000 in exploration expenditures was issued by the Company to Inmet, and expended during 2008. Upon earning the 70% interest, a joint venture would have been formed with each party paying their pro-rata share of ongoing expenses.

During the year ended September 30, 2008, Inmet defaulted on the terms of the agreement and the Company decided not to pursue this property and, accordingly, the Company wrote-down $392,712 in acquisition and exploration expenditures.

Texson Project

The Texson Project consists of three concessions, namely Texson Fraction 1, 2 and 3, and is located in Sonora State, Mexico.

During the year ended September 30, 2008, the Company decided not to pursue this property and, accordingly, wrote-down $178,569 in acquisition and exploration expenditures.

Daniel Project

The Daniel Project consists of five concessions, Daniel 1, Daniel 2, Daniel 3, Daniel 4 and Daniel 7, and is located in Sonora State, Mexico.

During the year ended September 30, 2008, the Company decided not to pursue this property and, accordingly, wrote-down $955,840 in acquisition and exploration expenditures.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

6.   MINERAL PROPERTIES (Continued)

(b)   (Continued)

(iv)   Other Projects (Continued)

Other

The Company holds title to various exploration stage projects, all of which are located within Mexico. These projects consist of the following: Mel-Manual, Valenzuela, Cochis, Juliana, La Cien, Glor, El Caribe and Pitalla 3.

During the year ended September 30, 2008, the Company decided not to pursue these projects and, accordingly, wrote-down $572,432 in acquisition and exploration expenditures.

(c)   Realization of assets

The investment in and expenditures on mineral properties comprise a significant portion of the Company's assets. Realization of the Company's investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal.

Resource exploration and development is highly speculative and involves inherent risks. While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore. The amounts shown for acquisition and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

(d)   Title to mineral property interests

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

(e)   Environmental

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company's operations may cause additional expenses and restrictions.

If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)
For the years ended September 30, 2009, 2008 and 2007

6.   **MINERAL PROPERTIES** (Continued)

(e)   Environmental (Continued)

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

7.   **SHARE CAPITAL**

(a)   Authorized - Unlimited number of common shares without par value

(b)   Escrow shares

During the year ended September 30, 2009, the Company released 442,556 (2008 – nil) common shares from escrow. Accordingly, as at September 30, 2009, there are no common shares held in escrow (2008 – 442,556).

During the year ended September 30, 2008, the Company cancelled 426,667 common shares previously held in escrow. Accordingly, the weighted average per common share amount of share capital attributed to the cancelled shares of $605,867 was allocated to contributed surplus.

(c)   Private placements and shares issued for property

(i)   On September 30, 2009, the Company completed a non-brokered private placement and issued 3,223,000 units at a price of $0.75 per unit, for gross proceeds of $2,417,250. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.90 per share on or before March 30, 2011. As part of the finder's fee arrangement, $145,035 was paid in cash and 257,840 finder's warrants were issued with a fair value of $117,194, each exercisable to acquire one unit having the same terms as units issued to investors at a price of $0.83 per unit until March 30, 2011. Other cash share issuance costs of $7,947 were incurred by the Company through the private placement.

(ii)   During the year ended September 30, 2009, 75,760 common shares were issued in relation to the acquisition of mineral concessions (note 6(b)(ii)). The fair value of these shares, based upon the volume weighted average trading price on the TSX for the ten trading days ending seven business days before the date of issue, was $65,745.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

7.   SHARE CAPITAL (Continued)

(c)   Private placements and shares issued for property (Continued)

(iii)   During the year ended September 30, 2009, 2,500,000 common shares were issued in relation to the acquisition of the San Antonio Project (note 6(b)(i)). The $0.47 per share fair value of these shares was based on market value at the time of issue for a total value of $1,175,000.

(iv)   During the year ended September 30, 2008, 25,000 common shares were issued to acquire mineral property data relating to certain mineral concessions (note 6(b)(i)). The fair value of these shares based upon their market value at the time of issue was $71,500.

(v)   On December 3, 2007, the Company completed a non-brokered private placement and issued 5,849,300 units at a price of $3.00 per unit, for gross proceeds of $17,547,900. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $3.75 per share on or before June 3, 2009. As part of the finder's fee arrangement, $425,520 in cash was paid, and 101,000 additional units, valued at the same amount as the placement units, were issued to the agents. Each unit consisted of one common share and one-half of one share purchase warrant, each warrant having the same terms as the placement warrants described above. In addition, 261,965 finder's warrants were issued with a fair value of $240,851, each exercisable to acquire one common share of the Company at a price of $3.80 per share until June 3, 2009. Other cash share issuance costs of $65,524 were incurred by the Company through the private placement.

(vi)   During the year ended September 30, 2007, a total of 10,000 common shares were issued to acquire mineral property data relating to one of the Company's mineral concessions. The fair value of these shares, based upon their market value at the time of issue, was $8,600.

(vii)   On August 21, 2007, the Company completed a non-brokered private placement and issued 4,050,000 units at a price of $1.50 per unit, for gross proceeds of $6,075,000. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $2.00 per share on or before February 21, 2009. As part of the finder's fee arrangement, 60,500 additional units were issued to the agents. Each unit consisted of one common share and one-half of one share purchase warrant, each warrant having the same terms as the placement warrants described above. In addition, 307,200 finder's warrants valued at $157,318 were issued, each being exercisable to acquire one common share of the Company at a price of $2.05 per share until February 21, 2009. Cash share issuance and certain closing costs of $383,300 were incurred by the Company through the private placement.

For the years ended September 30, 2009, 2008 and 2007

7.   SHARE CAPITAL (Continued)

(c)   Private placements and shares issued for property (Continued)

(viii)   On May 2, 2007, the Company completed a non-brokered private placement and issued 514,000 units at a price of $0.85 per unit, for gross proceeds of $436,900. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $1.05 per share on or before November 2, 2008. Share issuance and certain closing costs of $14,762 were incurred by the Company in respect of this placement.

(ix)   On March 30, 2007, the Company completed a non-brokered private placement and issued 1,635,002 units at a price of $0.75 per unit, for gross proceeds of $1,226,252, which were allocated to share capital. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $1.00 per share on or before September 30, 2008. Share issuance and certain closing costs of $9,752 were incurred by the Company through the private placement.

(d)   Stock options

Pursuant to the policies of the TSX, under the Company's stock option plan, options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of grant for a maximum term of ten years. The board of directors may grant options for the purchase of up to a total of 10% of the outstanding shares at the time of the option grant less the aggregate number of existing options and number of common shares subject to issuance under outstanding rights that have been issued under any other share compensation arrangement. Options granted under the plan carry vesting terms determined at the discretion of the board of directors.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

7. SHARE CAPITAL (Continued)

(d) Stock options (Continued)

A summary of the status of the Company's outstanding and exercisable stock options at September 30, 2009 and 2008 and changes during the years then ended is as follows:

	Outstanding	Exercisable	Weighted Average Exercise Price – Outstanding Options
Balance, September 30, 2007	2,500,000	1,795,000	$0.72
Exercised	(1,041,250)	(1,041,250)	$0.67
Vested in year	-	611,250	$0.80
Forfeited	(156,250)	(112,500)	$1.74
Granted	2,340,000	2,140,000	$2.15
Balance, September 30, 2008	3,642,500	3,392,500	$1.61
Exercised	(132,500)	(132,500)	$0.59
Vested in year	-	250,000	$1.76
Cancelled	(1,145,000)	(1,145,000)	$1.32
Forfeited	(232,500)	(232,500)	$2.61
Expired	(80,000)	(80,000)	$0.85
Granted	1,720,000	1,495,000	$0.74
Balance, September 30, 2009	3,772,500	3,547,500	$0.98

As at September 30, 2009, 3,547,500 of the 3,772,500 options outstanding have vested. The vested options have a weighted average exercise price of $0.99 (2008 - $1.61), a weighted average contractual life of 3.12 years (2008 - 3.62 years) and a weighted average fair value of $0.74 (2008 - $1.36). The 225,000 options that have not vested at September 30, 2009 have a weighted average exercise price of $0.90 (2008 - $1.75), a weighted average remaining contractual life of 1.92 years (2008 - 4.01 years) and a weighted average fair value of $0.46 (2008 - $2.15).

During the year ended September 30, 2009, the options that vested had a weighted average fair value of $2.16 (2008 - $0.63), the options forfeited have a weighted average fair value of $1.03 (2008 - $1.28), and the options that were granted had a weighted average fair value of $0.56 (2008 - $1.78).

For the years ended September 30, 2009, 2008 and 2007

7.   SHARE CAPITAL (Continued)

(d)   Stock options (Continued)

The following summarizes information about options outstanding at September 30, 2009 and 2008:

Expiry Date	Exercise Price	Remaining Contractual Life (in years) 2009	2008	Number of Options 2009	2008
April 4, 2009	$0.85	-	0.51	-	80,000
February 12, 2010	$0.60	0.37	1.37	50,000	150,000
July 21, 2010	$0.50	0.81	1.81	25,000	25,000
July 21, 2010	$0.63	0.81	1.81	290,000	290,000
April 25, 2011	$0.80	1.57	2.57	415,000	415,000
August 2, 2011	$0.55	1.84	2.84	205,000	230,000
February 12, 2012	$0.60	2.37	3.37	50,000	50,000
March 23, 2012	$0.73	2.48	3.48	37,500	37,500
April 27, 2012	$0.78	2.58	3.58	50,000	50,000
October 25, 2012	$1.88	-	4.07	-	400,000
November 16, 2012	$3.00	-	4.13	-	815,000
June 17, 2013	$1.60	3.72	4.72	1,100,000	1,100,000
December 12, 2013	$0.60	4.20	-	580,000	-
May 4, 2011	$0.90	1.59	-	200,000	-
May 4, 2012	$0.90	2.59	-	100,000	-
May 11, 2010	$0.84	0.61	-	80,000	-
May 11, 2014	$0.84	4.61	-	590,000	-
		3.05	3.62	3,772,500	3,642,500

(e)   Warrants

At September 30, 2009, the Company has outstanding warrants to purchase an aggregate 1,611,500 common shares as follows:

Exercise Price	Expiry Date	Outstanding at September 30, 2008	Issued	Exercised	Expired	Outstanding at September 30, 2009
$ 1.05	November 2, 2008	232,000	-	-	(232,000)	-
$ 2.00	February 21, 2009	1,798,059	-	-	(1,798,059)	-
$ 2.05	February 21, 2009	131,174	-	-	(131,174)	-
$ 3.75	June 3, 2009	2,975,150	-	-	(2,975,150)	-
$ 3.80	June 3, 2009	261,965	-	-	(261,965)	-
$ 0.90	March 30, 2011	-	1,611,500	-	-	1,611,500
		5,398,348	1,611,500	-	(5,398,348)	1,611,500

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

7.   SHARE CAPITAL (Continued)

(e)   Warrants (Continued)

At September 30, 2008, the Company has outstanding warrants to purchase an aggregate 5,398,348 common shares as follows:

Exercise Price	Expiry Date	Outstanding at September 30, 2007	Issued	Exercised	Expired	Outstanding at September 30, 2008
$ 1.00	September 30, 2008	715,834	-	(695,834)	(20,000)	-
$ 1.05	November 2, 2008	257,000	-	(25,000)	-	232,000
$ 2.00	February 21, 2009	2,055,250	-	(257,191)	-	1,798,059
$ 2.05	February 21, 2009	307,200	-	(176,026)	-	131,174
$ 3.75	June 3, 2009	-	2,975,150	-	-	2,975,150
$ 3.80	June 3, 2009	-	261,965	-	-	261,965
		3,335,284	3,237,115	(1,154,051)	(20,000)	5,398,348

(f)   Finder's warrants

Exercise Price	Expiry Date	Outstanding at September 30, 2008	Issued	Exercised	Expired	Outstanding at September 30, 2009
$ 0.83	March 30, 2011	-	257,840	-	-	257,840

The 257,840 finder's warrants are exercisable at $0.83 per warrant to March 30, 2011 for units where each unit consists of one common share and one-half of one share purchase warrant. Each full warrant is exercisable for one common share at a price of $0.90 each for a period of 18 months.

(g)   Stock-based compensation

(i)   The fair value of stock options granted, and which vested to directors, employees and consultants, is broken down as follows:

	2009	2008	2007
Salaries – employees/directors	$ 838,526	$ 3,028,069	$ 536,950
Consultants	229,801	1,303,496	97,416
Investor relations	62,593	-	-
Mineral properties	27,971	-	-
	$ 1,158,891	$ 4,331,565	$ 634,366

During the year ended September 30, 2009, $27,971 (2008 - $nil; 2007 - $nil) in stock-based compensation was allocated to mineral properties and the balance of $1,130,920 (2008 - $4,331,565; 2007 - $634,366) was expensed in the consolidated statements of operations. Of this amount, $279,990 (2008 - $447,778; 2007 - $665,559) related to options granted in prior years, which vested in the current year.

31

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

7.   SHARE CAPITAL (Continued)

(g)   Stock-based compensation (Continued)

(i)   (Continued)

As at September 30, 2009, there is $75,526 (2008 - $279,990; 2007 - $447,778) in stock-based compensation, which will be recognized over the next two years as the options vest.

The fair value of each option grant was estimated as at the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions and resulting fair value:

	2009	2008	2007
Risk-free interest rate	1.67%	3.90%	3.61%
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	93.41%	78.99%	60.71%
Expected option life in years	4.35	5.00	3.53
Fair value at grant date	$0.56	$1.78	$0.50

Expected volatilities are based on the Company's trading history except where there is insufficient trading history and volatilities are based on industry comparables. When applicable, the Company uses historical data to estimate option exercise, employee termination and forfeiture within the valuation model. For non-employees, the expected term of the options approximate the full term of the option.

(ii)   The fair value of warrants issued as finder's fees in the amount of $117,194 (2008 - $240,851) and included in share issue costs is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2009	2008	2007
Risk-free interest rate	1.20%	3.98%	3.46%
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	94.15%	75.0%	77.45%
Expected option life in years	1.5	1.5	1.5
Fair value at grant date	$0.45	$0.92	$0.51

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

7. SHARE CAPITAL (Continued)

(h) Shares reserved for issuance at September 30, 2009 and 2008 are as follows:

	2009	2008
Outstanding at September 30	47,313,329	41,382,069
Stock options (note 7(d))	3,772,500	3,642,500
Warrants (note 7(e))	1,611,500	5,398,348
Finder's warrants (note 7(f))	386,760	-
Fully diluted at September 30	53,084,089	50,422,917

8. INCOME TAXES

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2009	2008	2007
Income tax benefit computed at statutory rates	$ 1,005,914	$ 2,484,763	$ 890,022
Non-deductible stock-based compensation	(340,690)	(1,393,031)	(216,446)
Foreign mineral property expenditures deductible for tax purposes	836,150	1,658,693	1,419,570
Write-down of mineral properties	-	(669,375)	-
Book value over tax value of additions to mineral properties	(618,303)	(2,520,987)	(732,927)
Foreign tax rate difference	(27,748)	(42,554)	(28,860)
Change in valuation allowance	(745,958)	1,921,237	(1,285,641)
Effect of change in tax rate	(49,827)	(1,549,849)	-
Other, net	6,032	45,533	(45,718)
Future income tax recovery (expense)	$ 65,570	$ (65,570)	$ -

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

8. INCOME TAXES (Continued)

The significant components of the Company's future income tax assets and liabilities as at September 30, 2009 and 2008 are as follows:

	2009	2008
Future income tax assets (liability)		
Non-capital losses carried forward	$ 1,371,834	$ 1,229,465
Net capital losses carried forward	619,725	619,725
Share issuance costs	163,253	206,203
Unused cumulative exploration and development expenditures	2,735,887	3,053,800
Equipment	2,349	1,099
	4,893,048	5,110,992
Valuation allowance	(4,893,048)	(5,110,292)
	-	-
Non-capital loss carried forward in Mexico	3,746,539	3,258,136
Excess of book value over tax value of mineral properties in Mexico	(3,746,539)	(3,323,706)
Future income taxes, net	$ -	$ (65,570)

At September 30, 2009, the Company has non-capital losses of $18,656,000 in Canada and Mexico that may be carried forward to apply against future years' income. These losses expire as follows:

	Canada	Mexico	Total
2010	$ 85,000	$ -	$ 85,000
2012	-	63,000	63,000
2013	-	37,000	37,000
2014	-	25,000	25,000
2015	585,000	23,000	608,000
2016	-	90,000	90,000
2017	-	4,443,000	4,443,000
2018	-	4,902,000	4,902,000
2026	1,070,000	3,797,000	4,867,000
2027	1,356,000	-	1,356,000
2028	972,000	-	972,000
2029	1,208,000	-	1,208,000
	$ 5,276,000	$ 13,380,000	$ 18,656,000

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

8.   INCOME TAXES (Continued)

The Company also has $4,767,000 of capital losses available to apply against future capital gains in Canada.

The tax benefit of the above losses has not been recorded in these financial statements as their realization is not more likely than not.

9.   RELATED PARTY TRANSACTIONS

(a)   The amounts due from/to related parties are non-interest bearing, unsecured and due on demand, and are due from/to officers of the Company and companies with common directors.

   (i)   As at September 30, 2009, $19,419 (2008 - $4,830) is due from a company with common directors for its share of rent for shared office space.

   (ii)   As at September 30, 2009, $26,380 (2008 - $1,514) is due to directors/officers of the Company for director and consulting fees.

(b)   As at September 30, 2009, $21,000 (2008 - $21,000) of prepaid expenses relates to an advance on consulting fees paid to a company with a common director.

(c)   Included in consulting fees is $388,928 (2008 - $406,108; 2007 - $236,215) of which $290,000 (2008 - $227,000; 2007 - $144,000) was charged by companies owned by directors and $98,928 (2008 - $179,108; 2007 - $92,215) by a director for consulting services.

(d)   Included in consulting fees is $83,000 (2008 - $nil; 2007 - $nil) paid to directors for directors' fees.

(e)   Rent of $27,600 (2008 - $10,350; 2007 - $nil) was recovered from companies with common directors for their respective share of the rent expense paid by the Company for shared office space.

(f)   Capitalized to mineral properties is $99,402 (2008 - $nil) paid/payable to an officer of the Company, of which $49,701 (2008 - $nil) was capitalized to technical assistance on the La Colorada project and $49,701 (2008 - $nil) was capitalized to technical assistance on the San Antonio project.

The above transactions incurred in the normal course of operations and are recorded at the exchange amount, being the amount agreed upon by the related parties.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

10. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2009	2008	2007
Non-cash transactions			
Shares issued for mineral property	$ 1,175,000	$ 71,500	$ 8,600
Shares issued for acquisition of subsidiary	$ 65,745	$ -	$ -
Accounts payable related to mineral properties	$ 133,962	$ 62,614	$ 280,976
Stock-based compensation included in mineral properties (note 7(g)(i))	$ 27,971	$ -	$ -
Other supplemental cash flow information			
Cash paid during the year for			
Interest expense	$ -	$ -	$ 4,190
Income tax expense	$ -	$ -	$ -

11. SEGMENT DISCLOSURES

The Company operates in one industry segment, the mineral resource industry, and in two geographical segments, Canada and Mexico. All current exploration activities are conducted in Mexico. The capital assets (including mineral properties) and total assets identifiable with these geographic areas are as follows:

	2009	2008
Capital assets (including mineral properties)		
Canada	$ 8,426	$ 13,232
Mexico	14,844,873	10,787,461
	$ 14,853,299	$ 10,800,693
Total assets		
Canada	$ 15,527,466	$ 18,416,369
Mexico	15,714,023	11,366,190
	$ 31,241,489	$ 29,782,559

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

12. COMMITMENT

The Company has a commitment with respect to its premises operating lease. The minimum annual lease payments required are payable as follows:

2010	$	54,574
2011		45,324
2012		30,216
	$	130,114

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP

(a)   Recent United States GAAP pronouncements

(i)   The Hierarchy of Generally Accepted Accounting Principles

In June 2009, the Financial Accounting Standards Board ("FASB") issued new standards for *The Hierarchy of Generally Accepted Accounting Principles*. These standards, ASC 105, culminated a multi-year project to replace the previous GAAP hierarchy and established *Accounting Standard Codification* (the "Codification"). The Codification is not expected to change US GAAP, but combines all authoritative standards into a comprehensive, topically organized online database. Following this guidance, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates ("ASU") to update the Codification. After the launch of the Codification on July 1, 2009, only one level of authoritative US GAAP for non-governmental entities will exist, other than guidance issued by the SEC. This statement is effective for interim and annual reporting periods ending after September 15, 2009. The adoption of this new standard only had the effect of amending references to authoritative accounting guidance in the Company's consolidated financial statements.

(ii)   Business Combinations

In December 2007, the FASB revised its accounting standards for *Business Combinations*. The standard, ASC 805, requires the acquiring entity to recognize and measure in its financial statements all the assets acquired, the liabilities assumed, any non-controlling interest in the acquired entity and the goodwill acquired and establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed. Furthermore, acquisition-related and other costs will now be expensed rather than treated as cost components of the acquisition. ASC 805 also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. The revision to this guidance applies prospectively to business combinations for which the acquisition date occurs on or after January 1, 2009. The adoption of this new standard had no impact on the Company's consolidated financial statements.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

13.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

(a)   Recent United States GAAP pronouncements (Continued)

(iii)   Fair Value Measurement and Disclosures

In October 2008, FASB amended accounting standards for *Fair Value Measurements and Disclosures*. The amended standard, ASC 820, clarifies the application of fair value measurements in a market that is not active.   The amendment is intended to address the following application issues: (a) how the reporting entity's own assumptions (that is, expected cash flows and appropriately risk-adjusted discount rates) should be considered when measuring fair value when relevant observable inputs do not exist; (b) how available observable inputs in a market that is not active should be considered when measuring fair value; and (c) how the use of market quotes (for example, broker quotes or pricing services for the same or similar financial assets) should be considered when assessing the relevance of observable and unobservable inputs available to measure fair value. The changes were effective on issuance, including prior periods. The adoption of this new standard had no impact on the Company's consolidated financial statements.

(iv)   Investments - Other

In January 2009, FASB amended accounting standards for *Investments – Other*. The amended standard, ASC 325, addresses certain practices or issues related to the recognition of interest income and impairment on purchased beneficial interests and beneficial interests that continue to be held by a transferor in securitized financial assets, by making its other-than-temporary impairment ("OTTI") assessment guidance consistent with the accounting standards for *Investments – Debt and Equity Securities*.   The amendment removes the reference to the consideration of a market participant's estimates of cash flows and instead requires an assessment of whether it is probable, based on current information and events, that the holder of the security will be unable to collect all amounts due according to the contractual terms. If it is probable that there has been an adverse change in estimated cash flows, an OTTI is deemed to exist, and a corresponding loss shall be recognized in earnings equal to the entire difference between the investment's carrying value and its fair value at the balance sheet date of the reporting period for which the assessment is made. This amendment became effective for interim and annual reporting periods ending after December 15, 2008, and is to be applied prospectively. The adoption of this new standard had no impact on the Company's consolidated financial statements.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

(a) Recent United States GAAP pronouncements (Continued)

(v) Fair Value Measurements and Disclosures

In April 2009, FASB amended accounting standards for *Fair Value Measurements and Disclosures*. The amended standard, ASC 820, addresses issues related to the determination of fair value when the volume and level of activity for an asset or liability has significantly decreased, and identifying transactions that are not orderly. The revisions affirm the objective that fair value is the price that would be received to sell an asset in an orderly transaction (that is not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions, even if the market is inactive. The amendment provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have decreased significantly. It also provides guidance on identifying circumstances that indicate a transaction is not orderly. If determined that a quoted price is distressed (not orderly), and thereby not representative of fair value, the entity may need to make adjustments to the quoted price or utilize an alternative valuation technique (e.g., income approach or multiple valuation techniques) to determine fair value. Additionally, an entity must incorporate appropriate risk premium adjustments, reflective of an orderly transaction under current market conditions, due to uncertainty in cash flows. The revised guidance requires disclosures in interim and annual periods regarding the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques and related inputs, if any, during the period. The changes are effective for interim and annual reporting periods ending after June 15, 2009, and are to be applied prospectively. The adoption of this new standard had no impact on the Company's consolidated financial statements.

(vi) Financial Instruments

In April 2009, FASB revised accounting standards for *Financial Instruments*. The revised standard, ASC 825, requires fair value disclosures in the notes of an entity's interim financial statements for all financial instruments, whether or not recognized in the statement of financial position. This revision became effective for the interim reporting period ending after June 15, 2009. The adoption of this new standard had no impact on the Company's consolidated financial statements.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

13.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

(a)   Recent United States GAAP pronouncements (Continued)

(vii)   Subsequent Events

In May 2009, FASB amended the accounting standard for *Subsequent Events*. The updated standard, ASC 855, established general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The revisions should not result in significant changes in the subsequent events that an entity reports, either through recognition or disclosure in its financial statements. It does require disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. As a result of the adoption of this new standard, the Company evaluated subsequent events to December 14, 2009, the date these consolidated financial statements were available to be issued.

(viii)   Measuring Liabilities at Fair Value

In August 2009, FASB issued ASU No. 2009-05, *Measuring Liabilities at Fair Value*. This update amends ASC 820, *Fair Value Measurements and Disclosure,* in regards to the fair value measurement of liabilities. FASB ASC 820 clarifies that in circumstances in which a quoted price for an identical liability in an active market is not available, a reporting entity shall utilize one or more of the following techniques: (i) the quoted price of the identical liability when traded as an asset, (ii) the quoted price for a similar liability or for a similar liability when traded as an asset, or (iii) another valuation technique that is consistent with the principles of ASC 820. In all instances a reporting entity shall utilize the approach that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. Also, when measuring the fair value of a liability, a reporting entity shall not include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. This update is effective for the Company in the first quarter of the 2010 fiscal year. The adoption of this update is not expected to have any impact on the Company's consolidated financial statements.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

The Company's accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States as follows:

(b)   Exploration expenditures

Under Canadian GAAP, acquisition costs of mineral interests and exploration expenditures may be capitalized. Under US GAAP, exploration costs are expensed as incurred. When proven and probable reserves are determined for a property and a feasibility study is prepared, then subsequent development costs of the property would be capitalized. The capitalized costs of such properties are measured periodically for recoverability of carrying values.

(c)   Development stage company

Pursuant to US GAAP, the Company would be subject to the disclosure requirements applicable to a development stage enterprise as the Company is devoting its efforts to establishing commercially viable mineral properties. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied to these consolidated financial statements.

(d)   Income taxes

Under Canadian GAAP, future tax assets and liabilities are recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted rates. There were no significant differences between enacted and substantively enacted rates for the periods presented.

(e)   Bifurcation of proceeds on unit offerings

Under Canadian GAAP, proceeds received on the issuance of units, consisting of common shares and warrants, have been allocated entirely to common shares. Under US GAAP, proceeds are bifurcated between common shares and warrants using the relative fair value method. However, the bifurcation of proceeds under US GAAP does not impact the measurement principles applied to shareholders' equity in these consolidated financial statements.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

13. **DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP** (Continued)

(f) Reconciliation of total assets, liabilities and shareholders' equity

	2009	2008
Total assets for Canadian GAAP	$ 31,241,489	$ 29,782,559
Adjustments for US GAAP – capitalized exploration expenditures	(9,829,158)	(8,107,361)
Total assets for US GAAP	$ 21,412,331	$ 21,675,198
Total liabilities for Canadian and US GAAP	$ 253,897	$ 264,111
Total equity for Canadian GAAP	30,987,592	29,518,448
Adjustments for US GAAP – capitalized exploration expenditures	(9,829,158)	(8,107,361)
Total equity for US GAAP	21,158,434	21,411,087
Total equity and liabilities for US GAAP	$ 21,412,331	$ 21,675,198

(g) Reconciliation of net loss

	2009	2008	2007
Net loss for Canadian GAAP	$ 3,273,010	$ 7,791,824	$ 2,608,504
Exploration expenditures	1,721,797	6,854,021	2,658,159
Write-down of exploration costs	-	(1,720,910)	(302,211)
Net loss for US GAAP	$ 4,994,807	$ 12,924,935	$ 4,964,452
Loss per share in accordance with Canadian GAAP	$ 0.08	$ 0.20	$ 0.10
Total differences	0.04	0.13	0.08
Loss per share in accordance with US GAAP	$ 0.12	$ 0.33	$ 0.18
Weighted average number of common shares outstanding	43,506,184	39,493,045	26,941,138

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

(h) Comprehensive loss

	2009	2008	2007
Net loss for US GAAP	$ 4,994,807	$ 12,924,935	$ 4,964,452
Other comprehensive income	-	-	-
Comprehensive loss for US GAAP	$ 4,994,807	$ 12,924,935	$ 4,964,452

(i) Reconciliation of cash flows

	2009	2008	2007
Net cash used in operating activities in accordance with Canadian GAAP	$ (2,064,775)	$ (1,844,821)	$ (1,814,543)
Adjustments to net loss involving use of cash			
Write-off of exploration expenditures on mineral properties	(1,622,478)	(7,000,883)	(2,457,592)
Net cash used in operating activities in accordance with US GAAP	(3,687,253)	(8,845,704)	(4,272,135)
Net cash used in investing activities in accordance with Canadian GAAP	(2,728,939)	(9,643,787)	(2,463,824)
Reclassification of expenditures on mineral properties	1,622,478	7,000,883	2,457,592
Net cash used in investing activities in accordance with US GAAP	(1,106,461)	(2,642,904)	(6,232)
Net cash flows from financing activities in accordance with Canadian and US GAAP	2,352,795	19,360,616	9,796,655
Foreign exchange effect on cash in accordance with Canadian and US GAAP	(55,623)	(13,062)	(2,222)
Net increase (decrease) in cash and cash equivalents in accordance with Canadian and US GAAP	(2,496,542)	7,858,946	5,516,066
Cash and cash equivalents, beginning of year in accordance with Canadian and US GAAP	18,049,781	10,190,835	4,674,769
Cash and cash equivalents, end of year in accordance with Canadian and US GAAP	$ 15,553,239	$ 18,049,781	$ 10,190,835

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

14. SUBSEQUENT EVENTS

(a)   The Company entered into two agreements securing long-term surface and access rights for the ongoing exploration, and proposed development and operation of its San Antonio gold project with the Ejido San Antonio.

The first agreement is a rental agreement, called a "temporary occupation agreement", for access, exploration and production activities. The agreement has a term of 30 years and includes a one-time payment of 200,000 pesos ($16,230 paid) for access and annual per hectare payments for areas subject to exploration or other disturbance within the Company's concession holdings, which total approximately 8,100 hectares. Under the terms of the agreement, the minimum annual hectare payments are 600,000 pesos with the agreement stipulating an advance payment of 1,800,000 pesos ($146,070 paid) for the first three years of the agreement.

In addition, the Company has entered into a promissory agreement whereby the Ejido San Antonio has promised to sell outright 260 hectares covering the Planes and Colinas mineral targets and surrounding area to the Company for total consideration of 6,500,000 pesos ($527,597 paid).

(b)   The Company granted 300,000 stock options exercisable at $1.37 per share. Of the stock options granted, 200,000 are exercisable for a term of one year and vest 25% on the date of grant, and 25% every three, six and nine months thereafter. The remaining 100,000 stock options have a term of five years and vest 25% on the date of grant and 25% every six, twelve and eighteen months thereafter.

Exhibit 99.2

PEDIMENT GOLD CORP.

(Formerly Pediment Exploration Ltd.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

**FOR THE YEAR ENDED
SEPTEMBER 30, 2009**

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the year ended September 30, 2009

EXECUTIVE SUMMARY

Pediment Gold Corp (the "Company") is a natural resource company engaged in the evaluation, acquisition, exploration and development and ultimately is working towards commercial production of gold and silver resources in Mexico. While none of the properties have reached commercial production; two projects, La Colorada and San Antonio, are moving through the advanced exploration stage toward development.

The Company currently has no income from operations and relies on financing through the issuance of additional shares of its common stock until such time as it achieves sustained profitability through profitable mining operations, or the receipt of proceeds from the disposition of its mineral property interests.

As at September 30, 2009, the Company had consolidated working capital of $16,134,293. For fiscal 2010, the Company has allocated $8.4 million to cover its operating expenses and to continue work on its San Antonio and La Colorada projects. The Company has sufficient working capital to fund its 2010 operating and exploration and development expenditures and to continue its operations through fiscal 2011.

The San Antonio project is located in Baja California Sur, Mexico, adjacent to the historic mining town of San Antonio and 40 kilometers southeast from the port city of La Paz. The 100%-owned project consists of 15 concessions and covers 114,480 acres and about nine miles of favorable geological trend. A recently performed resource estimate for San Antonio comprises a global total of 1.53 million ounces gold in the Measured and Indicated category, plus 111,000 ounces gold in the Inferred category. The Company has assembled an experienced pre-development mining team to complete relevant permitting, surface rights and water rights acquisitions relating to its San Antonio project.

The La Colorada project is located on a main highway and electrical grid infrastructure some 40 km southeast of Hermosillo, which is the capital and main supply point of the State of Sonora State in north western Mexico. The 100%-owned gold-silver project is a past-producing mine site with historic output from both underground vein and open-pit to heap leach operations. The Company conducted a work program in the summer of 2009 to utilize both reverse circulation and diamond drilling in two work phases, totaling approximately 8,000 metres; results are expected in early fiscal 2010. Based on studies of historic and new data, the Company plans to evaluate areas of near surface gold mineralization for its open pit heap leach potential, as well as explore extensions of vein-type, higher grade gold mineralization.

As at December 14, 2009, the Company had the following common shares, stock options and warrants outstanding:

Common shares	47,313,329
Stock options (vested and unvested)	4,072,500
Warrants	1,611,500
Finder's warrants	386,760
Fully Diluted shares outstanding	53,384,089

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the year ended September 30, 2009

1.0 INTRODUCTION

This Management's Discussion and Analysis ("MD&A") includes information from, and should be read in conjunction with, the annual audited consolidated financial statements of Pediment Gold Corp ("the Company" or "Pediment") for the years ended September 30, 2009, 2008 and 2007. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles ("GAAP") in Canadian dollars. This MD&A was prepared with information available as of December 14, 2009. Additional information and disclosure relating to the Company can be found on SEDAR at www.sedar.com.

2.0 FORWARD LOOKING STATEMENTS

Certain statements contained in this MD&A constitute forward-looking statements. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always. Identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "designed", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", and similar expressions. These statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Based on current available information, the Company believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that those expectations will prove to be correct. The forward-looking statements in this MD&A are expressly qualified by this statement, and readers are advised not to place undue reliance on the forward-looking statements.

3.0 DESCRIPTION OF BUSINESS

The Company is a natural resource company engaged in the evaluation, acquisition, exploration and development and ultimately is working towards commercial production of gold and silver resources in Mexico. While none of the properties have reached commercial production; two projects, La Colorada and San Antonio, are moving through the advanced exploration stage toward development. The Company has financed its current exploration and development activities principally by the issuance of common shares.

The recoverability of costs capitalized to mineral properties and the Company's future financial success is dependent upon the extent to which economic gold and silver mineralized bodies can develop to producing entities or from the receipt of proceeds from disposition or a joint venture on its mineral property interests. Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. Many of the key factors for advancing the Company's projects to production are dependent on outside factors; such as, obtaining the necessary rights and permitting which need to be granted from certain local and governmental agencies located in Mexico. Additional risk factors that may affect the financial statements and the risk factors related to mineral exploration and development are set out in the Company's Annual Report as filed via SEDAR on March 31, 2009, available at www.sedar.com and under the heading "Risks and Uncertainties" listed below.

The Company knows of no trends, demands, commitments, events or uncertainties outside of the normal course of business that may result in the Company's liquidity either materially increasing or decreasing at the present time or in the foreseeable future. Material increases or decreases in the Company's liquidity are substantially determined by the success or failure of the Company's exploration programs and overall market conditions for smaller resource companies. The Company is not aware of any seasonality in the business that may have a material effect upon its financial condition, other than those normally encountered by public reporting junior resource

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the year ended September 30, 2009

companies. The Company is not aware of any changes in the results of its operations that are other than those normally encountered in its ongoing business.

4.0   OVERALL PERFORMANCE

During the fiscal year ended September 30, 2009 the Company expended $3,786,138 acquiring and exploring its mineral properties. The total expenditures include cash costs of $2,517,422, $1,240,745 in share issuance costs relating to the acquisition of mineral properties and $27,971 relating to stock-based compensation.

Mineral property acquisition costs totaled $2,064,341 for the year ended September 30, 2009. Total acquisition costs included cash costs of $1,086,224 relating to La Colorada, of which $205,298 was allocated to land and $57,330 was allocated to mining equipment, and $1,175,000 and $65,745 in share issuance costs relating to San Antonio and La Colorada, respectfully.

Acquisition costs relating to La Colorada represents the final option payment ($964,484) the Company incurred as a result of acquiring 100% of the project, the cash payment ($121,131) and the share issuance ($65,745) relating to the Recami agreement and the acquisition of the adjacent mineral concession La Noria ($609). Of the final option payment for the acquisition of La Colorada, $57,330 was allocated to mining equipment and $205,298 was allocated to land pursuant to the terms of the revised purchase agreement.

Acquisition costs associated with the San Antonio project relates to the September 29, 2005 agreement whereby the Company acquired 100% of the shares in Compania Minera Pitalla, S.A. de C.V. As part of the acquisition, 2,500,000 common shares would be issuable prior to December 31, 2011 if an aggregate of one million ounces of gold or gold equivalents are determined to be situated on three or fewer of the acquired properties, of which 500,000 ounces or equivalent must be in a single property. On December 4, 2008, the Company issued 2,500,000 shares valued at $0.47 per share for a total value of $1,175,000.

During the year ended September 30, 2009, the Company incurred $633,670 in exploration expenditures on its San Antonio project and $1,088,127 on its La Colorada project as it continues to advance these projects.

5.0   PROJECT UPDATES

San Antonio Project

The San Antonio Project is located in Baja California Sur, adjacent to the historic mining town of San Antonio and 40 kilometers southeast from the port city of La Paz. The 100%-owned project consists of 10 concessions and covers 114,480 acres and about nine miles of favorable geological trend.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the year ended September 30, 2009

On March 28, 2008, the San Antonio Project was expanded to include the Triunfo Est. Properties, which consist of five mining exploration concessions located in the state of Baja California Sur, Mexico. The concessions were acquired for a cash payment of $11,250 (paid) and mineral property data related to the concessions were acquired for 25,000 common shares (issued) of the Company valued at $71,500.

On July 3, 2008, the Company acquired the El Triunfo concession group, a group of adjacent concessions in the San Antonio district. The three concessions were acquired for a cash payment of $1,241,568 (paid) and are subject to a variable 1% to 3% net smelter royalty ("NSR").

Pursuant to the terms of the Company's purchase agreement to acquire Pitalla in 2005, if prior to December 31, 2011, an aggregate of one million ounces of gold or gold equivalents were determined to be situated on three or fewer of the properties acquired, of which 500,000 ounces or equivalent must be in a single property, the Company would be required to issue 2,500,000 common shares. On December 4, 2008, the Company issued the 2,500,000 common shares valued at $0.47 each for a total value of $1,175,000, which has been allocated to the acquisition cost of the San Antonio project.

2009 Resource Calculation for Los Planes – Las Colinas

Subsequent to the 2008 43-101 compliant technical report being completed for the San Antonio project, the Company completed an additional 16,699 metres of drilling. On August 25, 2009, the Company issued a news release announcing that an update to Chapter 17 of the original technical report had been conducted by independent consultant Gary Giroux of Giroux Consultants Ltd.

An updated resource estimate was recently performed by Giroux Consultants Ltd. of Vancouver BC, to incorporate infill drill holes not included in the first estimate, conducted by Derry Michener Booth and Wahl Consultants Ltd. in 2008 (previously announced July 15, 2008). This new estimate was based on 242 holes totaling 42,891 m and comprising 26,613 gold assays using Ordinary Kriging over a range of gold cut off values.

As seen in the table below, the new resource estimate for San Antonio comprises a global total of 1.53 million ounces gold in the Measured and Indicated category, plus 111,000 ounces gold in the Inferred category. The resource summarized below is based on a 0.4 g/t cut off. A 0.4g/t cut off was chosen as a possible open pit economic cutoff. It must be stressed that at this time no economic evaluations have been completed and the true economic cutoff is unknown.

San Antonio - Summary of Resources (2009) at 0.4 grams per tonne cutoff

Mineralization	Tonnes (MT)		Au (g/t)		Million Oz. Au	
	M&I	Inferred	M&I	Inferred	M&I	Inferred
Oxide	7.24	0.17	0.928	0.592	0.216	0.003
Mixed	6.61	0.19	1.066	0.588	0.227	0.004
Sulphide	33.50	5.03	1.018	0.640	1.096	0.104
Total	47.35	5.39	1.01	0.637	1.539	0.11

Due to the material increase in current resources at San Antonio that was determined by the updated Resource Estimate, the Company has engaged independent consultants to prepare an updated complete NI-43-101 compliant Technical Report. The Company anticipates that the report will be completed by the end of 2009.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the year ended September 30, 2009

Surface and Access Rights

As reported December 1, 2009 the company has entered into agreements securing long-term surface and access rights for the ongoing exploration, and proposed development and operation of the San Antonio gold project with the Ejido San Antonio.

The first agreement is a rental agreement, called a "temporary occupation agreement", for access, exploration and production activities. The agreement has a term of 30 years and includes a one-time payment of $200,000 Pesos (CDN$16,230 – paid) for access and annual per hectare payments for areas subject to exploration or production activities within the Pediment concession holdings which total approximately 8,100 hectares. The minimum annual payment under the terms of the agreement is $600,000 Pesos, or approximately CDN$47,000, plus annual inflation escalations.

In addition, the parties have signed an agreement allowing Pediment to purchase outright 260 hectares covering the Planes and Colinas mineral targets and surrounding area for an agreed upon price of $6,500,000 Pesos (CDN$527,597 - paid). The parties also signed a separate agreement to transfer rights to certain waste rock or 'dump' material within the Company's concession areas to the Ejido San Antonio.

The company is also working to acquire additional surface and access rights secondary to the San Antonio project.

Metallurgical Testing

In 2008 bottle roll tests were completed for Los Planes material, including mineralized rock from the oxide, mixed and sulphide zones. Samples were of unprocessed RC drill cuttings of up to 3/8 inch size. These tests were performed by SGS labs in Durango, Mexico and results were positive with recoveries of up to 88.63% in oxide after a 96-hour test. Sulphide material also had significant recoveries with up to 73.61% recovery after 96 hours.

In April 2009, the Company reported results from column leach testing of oxidized material from the Los Planes discovery within the San Antonio gold project. The column leach tests were performed on gold mineralized oxide material retained from portions of eight HQ core drill holes that were shipped as a composite sample to Metcon Research Laboratories. Results of recently completed studies are presented below.

Metcon 2009 Column Leach Test Results on Los Planes Material

Sample	Type	Crush Size	Head Grade		Extraction		Consumption	
-	-	-	Au g/t	Ag g/t	Au %	Ag %	NaCN Kg/t	CaO Kg/t
CL-01	oxide	3/8	0.88	0.29	**80.65**	64.13	0.06	1.80
CL-02	oxide	1 ½	0.96	0.18	**75.15**	61.39	0.06	1.58
CL-03	mixed	3/8	0.85	0.11	**71.87**	35.59	0.33	1.84
CL-04	sulphide	3/8	2.73	0.99	**47.10**	26.21	0.45	0.92

As seen in the table, strong gold recoveries were achieved for Oxide and Mixed material, at 81% and 72% respectively, which supports the use heap leaching for these ore types. The results for Sulphide material were significantly lower, at 47%, which indicates that alternative processing methods, such as flotation or Carbon In Pulp leaching may be more suitable for this ore type. Additional work will be conducted to further characterize the mineralization at San Antonio and determine the most cost effective methods of gold extraction for the various ore types.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the year ended September 30, 2009

Current Work and Future Exploration

The company's exploration success at Los Planes is now being followed up by focusing on obtaining an updated resource of the Los Planes zone and on beginning the necessary engineering, permitting and other work to advance the project to the scoping study stage or preliminary economic assessment. In addition Pediment plans to further refine the central Los Planes zone by completing an infill drilling grid with 12.5 metre spacing.

The Company still has numerous exploration targets, of which the most important is the northeast-southwest El Triunfo gold-silver-lead-zinc trend which is located within the concessions recently acquired from the Mexican Geological Survey.

The Company has assembled an experienced pre-development mining team to complete relevant permitting, surface rights and water rights acquisitions that are all in progress.

Land Position

On July 3, 2008, the Company acquired a new group of adjacent concessions in the San Antonio district, called the El Triunfo-Valle Perdido package and is composed of 3 mining concessions covering 6,579 hectares. The El Triunfo-Valle Perdido package was part of the Mexican natural mineral reserve and covers a northeast trending mineralized system containing gold, silver, lead and zinc.

Triunfo and Valle Perdido areas of the Triunfo land package have old workings and a data base of sampling with some drill information. Veins present range from 3 to 7 parallel veins that were worked as underground mines with combination of gold-silver values with lead and zinc. Historic grades of reported resources in the government listing are stated at about 3 grams gold and 350-700 grams silver. The historic vein resource was reported by the Mexican Geological Survey as follows: 950,547 tonnes distributed as follows:

Humboldt-Espinocena	56,613 tons	3.0 g Au	273 g Ag
Hormiguero-La Solidad	721,934 tons	3.3 g Au	436 g Ag
Lomboyal	172,000 tons	2.8 g Au	20 g Ag

Total 97,540 oz Au, 10,727,372 oz. Ag   In addition the combined lead zinc is about 4-5 percent.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the year ended September 30, 2009

La Colorada Project

La Colorada gold-silver project is a past-producing mine site with historic output from both underground vein and open-pit to heap leach operations. The project is located on main highway and electrical grid infrastructure some 40 km southeast of Hermosillo, the capital and main supply point of Sonora State in north western Mexico.

Pediment has completed key transactions for acquiring or controlling concessions in the La Colorada mine area. These transactions complete the Company's plan to consolidate the mining district:

1. On October 22, 2007, the Company negotiated the exclusive option to acquire the past producing La Colorada gold-silver mine property. At that time the Company had an option to acquire 100% of 18 concessions held by private owners plus 1,130 hectares of surface holdings that include production and plant offices in return for an initial payment of US$1.1 million ($1,085,518 – paid), followed by additional payments totaling US$1,650,000 over the subsequent two-year period.

    On November 26, 2008, the company reached an agreement to adjust its original option to purchase certain holdings in the La Colorada gold-silver project, in order to both reduce the cash cost to the Company and to accelerate the acquisition. The subject holdings encompass the past-producing, open-pit and underground workings of the Gran Central, La Colorada and Intermediate zone deposits, portions of the workings of the El Creston deposits, along-trend exploration ground, and surface holdings that contain plant and office complexes built during open-pit mining at the site from 1993-2002.

    Pursuant to the revised purchase agreement, the Company acquired all concessions, land and mining equipment agreed to under the original option agreement except the Sonora IV concession by making one further payment of US$825,000 ($964,484 - paid), for a total purchase price of US$1.925 million ($2,050,002 – paid), and granted a 3% NSR if open-pit mined or 2% if underground mined. The 2% NSR on underground production can be purchased by the Company at any time for US$300,000. The Company also agreed to allow the vendor the right to bid on a competitive basis for contracts to conduct open-pit mining at La Colorada should the Company choose to re-develop the project on that basis.

    The vendors are working on securing an adjacent concession, Sonora IV, which the Company had the option to acquire for 300,000 common shares of the Company on or before October 16, 2009 at a deemed price of $0.50 per share, which expired un-exercised. The Company is currently working with the vendor to extend the option agreement.

    Pediment owns or controls 100% of all areas of historic open-pit mining and all known areas of historic underground production from the La Colorada gold-silver camp, plus owns or holds options to acquire adjacent areas of exploration potential. By completing this revised agreement the Company gains, in addition to a lower cash outlay, a greater flexibility in dealing with the various scenarios that might allow the redevelopment of the project.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the year ended September 30, 2009

On February 12, 2008, the Company entered into an option agreement (referred to as the "RECAMI" agreement) to acquire three additional mineral concessions totaling 400 hectares for a total purchase price of US$800,000.

On May 12, 2009, the Company amended the terms of the RECAMI agreement dated February 12, 2008, which reduced the total purchase price from US$800,000 to US$600,000 and introduced US$200,000 payable in shares due as follows:

Cash:
US$100,000 – February 8, 2008 (CDN $102,491 paid)
US$100,000 – March 23, 2009 (CDN$121,131 paid)
US$100,000 – March 3, 2010
US$100,000 – March 3, 2011

Common Shares:
Shares, equivalent to US$50,000 plus 15% VAT – May 31, 2009 (Issued 75,760 common shares valued at CDN $65,745 (note 7(c)(ii))
Shares, equivalent to US$50,000 plus 15% VAT – March 3, 2010
Shares, equivalent to US$100,000 plus 15% VAT – March 3, 2011

The revised option agreement also includes a 3% NSR to be paid to the vendor should the Company complete the transaction. The 3% NSR can be purchased by the Company at any time for a cash payment of US$200,000. The vendor is entitled to annual advanced payments of US$50,000 on account of the 3% NSR commencing March 3, 2012.

The cash equivalent of the common shares shall be based on the volume weighted average trading price for the shares traded on the Toronto Stock Exchange ("TSX") for the ten trading days ending seven (7) business days immediately prior to each payment date. The payment of any of the described payments in common shares of the Company is subject to acceptance by the TSX and will be subject to a four-month hold period.

2. On August 14, 2008, Pediment purchased six adjacent mineral concessions from the Peñoles group for a total consideration of US$100,000 (CDN$109,688 - paid). These concessions cover 218 hectares and include part of the El Creston pit and adjacent ground, as well as additional exploration potential west of the pit. As part of this transaction, Pediment sold to Peñoles three of its concessions totaling approximately 1,521 hectares that make up the southern portion of its Texson exploration project in western Sonora for a total consideration of about US$2,000 (Received).

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the year ended September 30, 2009

Report on recent exploration activities on La Colorada

During the year ended September 30, 2008, further to completing surface sampling, a 4,187-metre, reverse-circulation drill program was conducted. Drilling was done at the new targets, La Verde and Veta Madre, as well as around the pit areas of El Crestón and Gran Central. Assay of samples from the drilling program has recently been completed and was reported in the news release dated February 17, 2009. These results will be included in planning by Pediment to grow resources and resume processing at La Colorada in the most efficient and expeditious manner. This data is also being used to construct a district mineralization geologic model.

During the latest round of drilling the company worked on 4 key peripheral areas to the historic open pit mine, including drilling, mapping, and bench sampling, and has confirmed the strike length of the vein system at more than 4 kilometres and open to depth.

Pediment has successfully extended mineralization with a single reverse circulation (RC) drill hole collared approximately 250 metres SW of the Grand Central Pit. Results below:

Gran Central Block, Southwestern Extension Outside Pit Area

LCOL	From (m)	To (m)	Length (m)	Gold g/t	Silver g/t	Notes
R17	278.9	283.5	4.6	10.1	323.8	End of hole
Incl.	281.9	283.4	1.5	19.3	447.9	in workings

At Gran Central an on-trend extension to the NE of this open-pit is cut-off by a cross-fault. Drill holes 50 to 100 m NE of this fault indicate the down-dropped continuation of the vein system within the adjacent Creston block. The three drill holes completed in this area indicate the continuation of the vein zone at a depth beginning at approx. 200 metres.

Additionally, one km east in the El Creston pit, veins were shown on 25m spaced historic cross sections to contain a significant number of high grade results that have not been incorporated into an underground resource estimate. Peak values within one vein show a 300m long subset of higher grade values included 1.5 metre intervals returning 49.58, 24.03, 18.76 and 17.97 g/t gold, plus two intervals returning 18.22 and 14.23 g/t gold (non NI 43-101). The above noted results are from the area under the north central part of the El Creston pit. Pediment has also tested the SW end of this pit area with two shallow drill holes, one of which returned significant results as follows:

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the year ended September 30, 2009

Creston Block, Creston pit area

LCOL	From (m)	To (m)	Length (m)	Gold g/t	Silver g/t	Notes
R21	126.5	131.1	4.6	3.2	110	End of hole
Incl.			1.5	8.8	270	in workings

Twelve drill holes were completed to test the La Verde area (400 meters NE of the Creston pit) where drill hole R3 intersected three consecutive 1.5 m intervals returning 518, 0.93 and 12.6 g/t gold. While these results are concluded to represent a small high grade shoot, we expect larger tonnage potential to develop in two additional nearby zones as seen in R1. Drill testing at the Veta Madre zone which is located further east intersected 45.7 m, of 0.64 g/t gold and 7.5 g/t silver from surface. These three areas are to be evaluated for open pit potential. (The additional drill results can be found in the Company's website.)

Exploration Program Summer 2009

On May 14, 2009, the Company announced a work program to commence in early June at the La Colorada project. The Company plans to utilize both reverse circulation and diamond drilling in two work phases, totaling approximately 8,000 metres. Based on studies of historic and new data, the Company plans to evaluate areas of near surface gold mineralization for its open pit heap leach potential, as well as explore extensions of vein-type, higher grade gold mineralization.

Data Review and Potential for La Colorada

During the past ten months, Pediment has recompiled data archives and pertinent production data into electronic databases with all available information merged with newly generated data. Data relevant to both open-pit potential and high-grade underground resources are being reviewed. Pediment is currently undertaking studies leading to environmental impact permitting and reactivation potential of existing surface workings.

Review of Underground Potential

Pediment is also reviewing several historic calculations made for prior operator Eldorado Gold Corp. of high-grade vein mineralization below the La Colorada and Gran Central open pits, using the results from drilling conducted primarily to assess the project's open pit potential. The Company considers these historic calculations relevant to its own exploration planning. However, the Company cautions that these calculations were completed prior to establishment of NI 43-101 guidelines for resource estimation. Consequently, these historic results have not been categorized mineral resources or mineral reserves in accordance with NI 43-101. The Company believes these resources listed below would be categorized as "inferred" under current guidelines however, a "Qualified Person" as defined by NI43-101 has not done sufficient work to classify the historical estimate as current mineral resources, the issuer is not treating the historical estimate as current mineral resources and the historical estimate should not be relied upon. The Company further cautions that though these historical calculations deal with different aspects of the high-grade potential, they may in part overlap with areas that had also been included in open pit resource historical calculations made prior to the cessation of pit mining. These historic calculations should not be considered in aggregate as material representations of current resource potential.

In 1997 the following historical estimate was completed by Duncan McBean for Eldorado using

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the year ended September 30, 2009

an 8 g/t cut-off grade, for the veins in sections directly below the "restricted pit limit" of La Colorada and Gran Central pits:

La Colorada (LC) Vein - 140,400 tons @ 19.98 g/t Au, for 90,178 gold ounces.
La Colorada Vein Possible - 213,400 tons @ 24.27 g/t Au, for 168,313 gold ounces
Gran Central-LC Vein Zones - 72,913 tons @ 13.05 g/t Au, for 30,595 gold ounces
Gran Central Extension - 30,750 tons @ 76.19 g/t Au, for 75,323 gold ounces.

The La Colorada and Gran Central veins had been partially mined during the 1874-1912 period of high-grade underground mining. The above historic calculations included were vein intersections from the La Colorada and Gran Central veins and between, but without regard to evidence of previous mining. In 1998, an internal scoping study coupled with additional historic resource calculations was completed by Eldorado assisted by MRDI Consulting that separated intersections which had no evidence of underground workings (un-mined) from those with evidence of workings (mined). Intersections located between the two main veins are referred to as "intermediate veins" and have no history of underground mining. The results of the 1998 historic study were calculated with 4 gram/tonne Au cut-off:

Intermediate Zone Resource 124,500 tons of 16.14 g per ton for 64,612 oz.
La Colorada Mined 187,425 tons of 8.11 g per ton for 48,875 oz.
La Colorada Un-mined 217,399 tons of 11.75 g per ton for 82,136 oz.
Gran Central Mined 497,390 tons of 6.30 g per ton for 100,757 oz.
Gran Central Un-mined 289,024 tons of 11.10 g per ton for 103,156 oz.

These historic calculations did not include the results of silver assaying. The Company considers silver also a potentially important by-product metal and will evaluate it in its on-going programs. The data review also suggests there is untested high-grade potential in down-dip and on-trend extensions of the historic calculations, and that there may be further potential in both fault displaced portions of these same structures, and in other similar structures within its holdings. From this and newly developed data we are developing a mineralization model. Historic data also has records of numerous fluid inclusion samples that indicate epithermal boiling zone is present in the mineralization.

No estimate of high-grade potential has been located for the El Creston veins within the recently acquired concessions. Records indicate that the bulk of pre-1912 underground vein mining was done in the Creston and Gran Central mine area. Historic estimates of near surface bulk material and potential can be found in Pediment's news release dated October 22, 2007.

Caborca Project

On December 1, 2006 the Company signed an agreement with Inmet Mining Corp. allowing Inmet to explore for copper gold porphyry deposits on Pediment's Caborca project. The agreement allowed Pediment to continue to focus work and financial expenditures on gold dominated project acquisition and development of its extensive gold and silver holdings while Inmet funded exploration for porphyry-type mineralization at Caborca. The Lista Blanca ridge area that Pediment recently completed an initial drill program on is excluded from the agreement. The best intercept of drilling was drillhole LB-04 with 16.0 metres of 2.46 grams per tonne gold and 1.04 percent copper.

From July 2007 to October 2007, exploration work was carried out at the project including an induced-polarization geophysical and a diamond-drill program. The objective of this work was to further refine geophysical targets in the valley area, create drill targets and evaluate them. The exploration work failed to locate porphyry copper-gold mineralization. Inmet has since defaulted

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the year ended September 30, 2009

on the terms of the agreement and the Company has no current plans for further exploration on the Caborca project.

At September 30, 2008, the Company wrote down the Caborca acquisition and exploration expenditures to $1.

Daniel Project

The Daniel concessions was the site of an RC drill program totaling 4,934 meters of drilling for disseminated shear zone hosted gold mineralization within Jurassic age volcanic rocks of the Mesozoic arc. The project is located in the Sonora-Mojave Mega-shear zone that hosts 10 or more known open pit gold deposits. This project is located about 45 km southeast of the large La Herradura open-pit gold mine. The drilling in the project followed extensive D-6 Caterpiller dozer trenching and sampling in a 100 and 200 meter established grid. The final drilling resulted in numerous short intervals with gold mineralization, but not mineable grades or widths. The project area is a small part of the larger concession area, and possible joint ventures or additional reconnaissance work may be done.

At September 30, 2008, the Company wrote down the value of the Daniel project to $1.

Valenzuela

The Valenzuela project is a 400-hectare concession group covering numerous old underground workings in low-sulfide vein zones in Tertiary Sierra Madre volcanics. Prior sampling combined with more recent sampling shows irregular zones of high grade silver-gold mineralization hosted mainly in the quartz veins. The project is located in the northeastern quadrant of Sonora in the base of the Sierra Madre mountain chain. Future work will determine if the project will receive additional exploration or be joint ventured.

Texson, Nopal, Caribe, Glor, Cien, Manuel, Roja, Cochis and Pitalla concessions

The Texson, Nopal, Caribe, Glor, Cien, Manuel, Roja, Cochis and Pitalla concessions cover areas thought to hold potential for bulk tonnage shear zone hosted gold deposits located in the Sonora-Mojave megashear area. These concessions in part cover old workings with gold mineralization mostly hosted in quartz veins and having geochemical characteristics similar to the other gold deposits in this trend. In three of the areas there is confirmed gold placer mineralization present although in uneconomic quantities. Soil sampling was completed on the Glor Concession area with several low level gold anomalies located. In addition 5 sites of prior 30 year old drill holes were located from prior programs. We have been approached for joint venture agreements in several of these projects.

At September 30, 2008, the Company wrote down the value of the Texson project to $1. Other projects, including the Valenzuela project were also written-down to $1, as at September 30, 2008.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the year ended September 30, 2009

6.0   RESULTS OF OPERATIONS

The Company currently has no producing properties and consequently, has no operating income or cash inflows with the exception of investment and other income.

The Company's accounting policy as it relates to its acquisition of Pitalla and its mineral properties is to capitalize all costs of acquiring natural resource properties and their related exploration and development costs until the properties to which they relate are placed into production, sold or abandoned or impaired. At that time, capitalized costs are either depleted using the unit-of-production method over the estimated life of the ore-body, following the commencement of production, or written off at the time the property is sold, abandoned or impaired.

At September 30, 2008 the Company wrote-down certain of its mineral concessions with exception of its San Antonio and La Colorada projects.

The Company currently does not have an operating or producing mineral property. The Company has no earnings and therefore will finance its future exploration activities by the sale of common shares or units. Certain of the key risk factors of the Company's operating results are the following: the state of capital markets, which affects the ability of the Company to finance its exploration activities; the write-down and abandonment of mineral properties as exploration results provide further information relating to the underlying value of such properties; and market prices for natural resources as well as the non-viability of the projects.

The Company is not a party to any material legal proceedings and is not in default under any material debt or other contractual obligations other than as disclosed in the financial statements. No significant revenue generating contracts or cash commitments were entered into or undertaken by the Company during the period other than as set out herein or in the financial statements of the Company.

Twelve months ended September 30, 2009, compared to twelve months ended September 30, 2008

The Company recorded a net loss and comprehensive loss of $3,273,010 for the year ended September 30, 2009 ($0.08 loss per share) compared to a net loss and comprehensive loss of $7,791,824 ($0.20 loss per share) in the year ended September 30, 2008, a decrease in net loss and comprehensive loss of $4,518,814, as explained in the following paragraphs.

Salaries expense and consulting fees were $1,207,198 in fiscal year 2009 compared to $1,189,413 in the same period in 2008, an increase of $17,785. The Company paid a bonus to a director in the amount $250,000 during the third quarter 2008. The Company hired additional consultants in 2009 compared to 2008 in order to help the Company to continue to progress through the advanced exploration stage.

Stock-based compensation, a non-cash item, is recorded when previously granted options vest. This expense was $1,130,920 in the year ended September 30, 2009 compared to $4,331,565, in the same period in 2008, a decrease of $3,200,645. Less options vested in the year ended September 30, 2009 when compared to the year ended September 30, 2008.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the year ended September 30, 2009

Travel and investor relations expenses were $504,068 in the fiscal year ended September 30, 2009 compared to $471,438 in the year ended September 30, 2008, an increase of $32,630. The Company has increased its level of shareholder information while reducing the level of travel to and from its operations in Mexico.

Transfer agent and filing fees was $131,685 in the year ended September 30, 2009 compared to $53,767 in the year ended September 30, 2008, an increase of $77,918. In 2009, the Company incurred additional listing fees as a result of moving to the TSX.

Legal and audit fees was $262,237 in the year ended September 30, 2009 compared to $390,138 in the year ended September 30, 2008, a decrease of $127,901. In 2008, the Company incurred additional accounting expenses due to the preparation and completion of an audit of internal controls over financial reporting.

Investment and other income was $365,461 in the year ended September 30, 2009 compared to $679,442 in the year ended September 30, 2008, a decrease of $313,981 due to decreasing interest rates and the change in the average annual account balances that are held with major Canadian chartered banks.

During the year ended September 30, 2009 the Company expended $37,775 on project evaluation costs compared to $nil in the in the year ended September 30, 2008, an increase of $37,775. These costs relate to annual taxes for the basic maintenance of the concessions relating to the other projects held by the Company, which were written down to $4 in the year ended September 30, 2008.

During the year ended September 30, 2009 the Company recorded a $80,849 foreign exchange loss compared to a $503,026 foreign exchange gain in the year ended September 30, 2008, a decrease of $583,875. The Company's two geographical business segments are Canada and Mexico with the Company's operations in Mexico accounting for $15,714,023 of its $31,241,489 in total assets.

The September 30, 2009 and 2008 Canadian dollar and Mexican Peso exchange rates were 12.57 and 10.35, respectively. The September 30, 2009 and 2008 Canadian and US Dollar exchange rates were 1.06 and 1.07, respectively. The $583,875 change in foreign exchange is a result of the reasonably unchanged year end rates from the year ended September 30, 2008 and the relatively stable dollar in comparison to the higher volatility in exchange rates that were experienced during the year ended September 30, 2008.

7.0   FOURTH QUARTER 2009

The Company incurred a loss of $943,857 during the fourth quarter ending September 30, 2009. Significant items incurred during the quarter are as follows:

Salary and consulting fees were $193,267.

Stock-based compensation expense relating to incentive stock options that vested during the fourth quarter was $17,623.

Office and administration expense was $88,550 and investor relations expense was $72,588.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the year ended September 30, 2009

The Company incurred a foreign exchange loss of $497,772 during the quarter ending September 30, 2009. The loss is attributable to the change in the Mexican Peso exchange rate between June 30, 2009 and the balance sheet date as at September 30, 2009. As the Company's segmented operations in Mexico accounts for $15,714,023 of the Company's $31,241,489 total assets, changes in foreign exchange rates at balance sheet dates can result in significant foreign exchange gains/losses.

The above expenses were offset by $89,636 in interest income.

8.0   SELECTED ANNUAL INFORMATION

The following table summarizes information regarding the Company's operations on a yearly basis for the last three years in accordance with Canadian GAAP. The Company's reporting currency is Canadian dollars.

For the years ended September 30

	2009	2008	2007
Total revenues (Interest & other income)	365,461	679,442	187,156
(Loss) for the year	(3,273,010)	(7,791,824)	(2,608,504)
(Loss) per share, basic and diluted	(0.08)	(0.20)	(0.10)
Total assets	31,241,489	29,782,559	13,927,020

Interest and other income is a function of the value of the Company's cash and cash equivalents.

The nature of the Company's operations has remained unchanged from prior periods. The loss for the year ($3,273,010) was incurred in the normal course of operations and included $1,130,920 in stock-based compensation expense.

During the year ended September 30, 2008, the Company wrote down $2,099,533 in costs accumulated on certain mineral properties to $4 in order to focus on the exploration of the San Antonio and La Colorada projects.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the year ended September 30, 2009

9.0   SUMMARY OF QUARTERLY RESULTS

The following table summarizes information regarding the Company's operations on a quarterly basis for the last eight quarters in accordance with Canadian GAAP. The Company's reporting currency is Canadian dollars.

For the quarters ended

	Sept. 30, 2009	June 30, 2009	March 31, 2009	Dec. 31, 2008
Total revenues (Interest & other income)	89,636	85,503	147,497	42,825
(Loss) for the quarter	(943,857)	(866,693)	(731,127)	(731,333)
(Loss) per share, basic and diluted	(0.02)	(0.02)	(0.02)	(0.03)

For the quarters ended

	Sept. 30, 2008	June 30, 2008	March 31, 2008	Dec. 31, 2007
Total revenues (Interest & other income)	147,637	154,003	213,795	164,007
(Loss) for the quarter	(2,755,407)	(2,068,651)	(351,457)	(2,616,309)
(Loss) per share, basic and diluted	(0.07)	(0.5)	(0.01)	(0.07)

The Company only earns interest income from its cash and cash equivalents and short-term investments, which will vary from period to period depending on their relative balances and the rate at which the Company's guaranteed investment certificates earn interest.

The nature of the Company's operations has remained unchanged from prior periods. Changes in operating expenses can increase/decrease depending on the Company's level of activity. Significant variations in the loss from one period to another is mainly due to the issuance and vesting of incentive stock options, which results in an increase in stock-based compensation, and the write down of previously capitalized mineral property expenditures.

Stock-based compensation expense was retroactively restated by ($320,046) for the quarter ended December 31, 2008, in relation to the 520,000 unvested options that were cancelled on March 23, 2009.

10.0   LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2009, the Company had cash and cash equivalents of $15,553,239 (2008- $18,049,781) and working capital of $16,134,293 (2008 - $18,783,325). The Company has allocated $8.4 million in fiscal year 2010 for general and administrative expenses and for the continued development of its mineral properties. With working capital of $16,134,293, the company has sufficient capital to cover its planned fiscal 2010 expenditures.

The Company's cash equivalents are highly liquid, short-term investment grade securities held at major Canadian financial institutions in accordance with the Company's investment policy. The Company's cash and cash equivalents are comprised of the following:

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the year ended September 30, 2009

	2009	2008
Held at major Canadian financial institutions:		
Cash	$ 5,137,947	$ 2,111,368
Cash equivalents	10,271,727	15,625,315
	15,409,674	17,736,683
Held at major Mexican financial institutions:		
Cash	143,565	313,098
Total cash and cash equivalents	**$ 15,553,239**	**$ 18,049,781**

The Company currently has no income from operations and relies on financing through the issuance of additional shares of its common stock until such time as it achieves sustained profitability through profitable mining operations, or the receipt of proceeds from the disposition of its mineral property interests. Management has been successful in accessing the equity markets during the year, but there is no assurance that such sources will be available, on acceptable terms, or at all in the future. Factors which could impact management's ability to access the equity markets include the state of capital markets, exploration results which provide further information relating to the underlying value the Company's mineral properties, market prices for natural resources and the non-viability of the projects.

11.0 TRANSACTIONS WITH RELATED PARTIES

(a) The amounts due from/to related parties are non-interest bearing, unsecured and due on demand, and are due from/to officers of the Company and companies with common directors.

    (i) As at September 30, 2009, $19,419 (2008 - $4,830) is due from a company with common directors for its share of rent for shared office space.

    (ii) As at September 30, 2009, $26,380 (2008 - $1,514) is due to directors/officers of the Company for director and consulting fees.

(b) As at September 30, 2009, $21,000 (2008 - $21,000) of prepaid expenses relates to an advance on consulting fees paid to a company with a common director.

(c) Included in consulting fees is $388,928 (2008 - $406,108; 2007 - $236,215) of which $290,000 (2008 - $227,000; 2007 - $144,000) was charged by companies owned by directors and $98,928 (2008 - $179,108; 2007 - $92,215) by a director for consulting services.

(d) Included in consulting fees is $83,000 (2008 - $nil; 2007 - $nil) paid to directors for directors' fees.

(e) Rent of $27,600 (2008 - $10,350; 2007 - $nil) was recovered from companies with common directors for their respective share of the rent expense paid by the Company for shared office space.

(f) Capitalized to mineral properties is $99,402 (2008 - $nil) paid/payable to an officer of the Company, of which $49,701 (2008 - $nil) was capitalized to technical assistance on the La Colorada project and $49,701 (2008 - $nil) was capitalized to technical assistance on the San Antonio project.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the year ended September 30, 2009

The above transactions incurred in the normal course of operations and are recorded at the exchange amount, being the amount agreed upon by the related parties.

12.0 OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

13.0 CONTRACTUAL OBLIGATIONS

The Company has a commitment relating to its head office lease. The Company has agreements to lease two office spaces which expire on February 28, 2010 and May 31, 2012. The future minimum lease payments by calendar year are as follows:

Year	$
2010	54,574
2011	45,324
2012	30,216
Total	**130,114**

In order for the remaining option agreement on the La Colorada project to remain in good standing, the option payments are due as follows:

Year	Cash	Shares	Total
2010	US$100,000	US$57,500	US$157,500
2011	US$100,000	US$115,000	US$215,000
Total	**US$200,000**	**US$172,500**	**US$372,500**

The Company has no material capital lease agreements and no material long term obligations other than those described above.

14.0 PROPOSED TRANSACTIONS

The Company has no proposed transactions.

15.0 RISKS AND UNCERTAINTIES

The Company is in the mineral exploration and development business and as such is exposed to a number of risks and uncertainties that are not uncommon to other companies in the same business. Some of the possible risks include the following:

a) The industry is capital intensive and subject to fluctuations in metal prices, market sentiment, foreign exchange and interest rates.

b) The only source of future funds for further exploration programs, or if such exploration programs are successful for the development of economic ore bodies and commencement of commercial production thereon, which are presently available to the Company are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development. Management was successful in accessing the equity markets during the period, but there is no assurance that such sources will be available, on acceptable terms, or at all in the future.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the year ended September 30, 2009

c) Any future equity financings by the Company for the purpose of raising additional capital may result in substantial dilution to the holdings of existing shareholders.

d) The Company must comply with environmental regulations governing air and water quality and land disturbance and provide for mine reclamation and closure costs.

e) The operations of the Company will require various licenses and permits from various governmental authorities. There is no assurance that the Company will be successful in obtaining the necessary licenses and permits to continue its exploration and development activities in the future.

f) There is no certainty that the properties which the Company has capitalized as assets on its balance sheet will be realized at the amounts recorded. These amounts should not be taken to reflect realizable value.

g) The development and exploration activities of the Company are subject to various laws governing exploration, development, labour standards and occupational health, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company's financial position and results of operations.

h) The Company's operations are currently conducted in Mexico, and as such the Company's operations are exposed to various levels of political and other risks and uncertainties. These risks and uncertainties are not limited to, extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; changes in taxation policy; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of or purchase supplies from a particular jurisdiction. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company's operations or profitability.

i) Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described on any forward-looking statements. The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined.

16.0   DEPENDENCE ON MANAGEMENT

The Company relies heavily on the business and technical expertise of its management team and it is unlikely that this dependence will diminish in the near term.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the year ended September 30, 2009

17.0   CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company's accounting policies and estimates used in the preparation of the consolidated financial statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Property acquisition costs and related direct exploration costs may be deferred until the properties are placed into production, sold, abandoned, or written down, where appropriate. The Company's accounting policy is to capitalize exploration costs consistent with Canadian GAAP and applicable guidelines for exploration stage companies. The policy is consistent with other junior exploration companies which have not established mineral reserves objectively.   An alternative policy would be to expense these costs until sufficient work has been done to determine that there is a probability a mineral reserve can be established; or alternatively, to expense such costs until a mineral reserve has been objectively established. Management is of the view that its current policy is appropriate for the Company at this time. Based on quarterly impairment reviews made by management, or earlier if circumstances warrant, in the event that the long-term expectation is that the net carrying amount of these capitalized exploration costs will not be recovered, then the carrying amount is written down accordingly and the write-down charged to operations. A write-down may be warranted in situations where a property is to be sold or abandoned; the exploration activity ceases on a property due to unsatisfactory results or insufficient available funding; or when it is determined that the carrying value exceeds the fair market value or the property.

Significant estimates are made in respect of the Company's asset retirement obligations. The Company's proposed mining and exploration activities are subject to various laws and regulations for federal, regional and provincial jurisdictions governing the protection of the environment. These laws are continually changing. The Company believes its operations are in compliance with all applicable laws and regulations. The Company expects to make, in the future, expenditures to comply with such laws and regulations but cannot predict the full amount or timing of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. Reclamation and remediation obligations arise from the acquisition, development, construction and normal operation of mining property, plant and equipment. At present the Company has determined that it has no material asset retirement obligations.

Moreover, significant estimates are made in respect of accounting for stock-based compensation, which is calculated using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Expected volatilities are based on the Company's trading history except where there is insufficient trading history and volatilities are based on industry comparables. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted/vested during the period. Changes in estimates would impact the value of stock-based compensation, mineral properties, contributed surplus and share capital.

Other areas requiring the use of management estimates include the collectability of amounts receivable, balances of accrued liabilities, the fair value of financial instruments, rates for amortization of equipment and the valuation allowance for future income tax assets.   While

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the year ended September 30, 2009

management believes that these estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

18.0   CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

a)   Adoption of new accounting standards

Effective October 1, 2008, the Company adopted the following standards of the Canadian Institute of Chartered Accountants' ("CICA") Handbook:

i)   Amendments to Section 1400 – Going Concern:

CICA Handbook Section 1400, "General Standards of Financial Statement Presentation", was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. When financial statements are not prepared on a going concern basis, that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the company is not considered a going concern. The adoption of this policy had no impact on the Company's consolidated financial statements.

ii)   Goodwill and Intangible Assets

Effective January 1, 2009, the Company will adopt new CICA Handbook Section 3064, "Goodwill and Intangible Assets". This Section replaces CICA Handbook Section 3062, "Goodwill and Intangible Assets" and Section 3450, "Research and Development Costs", and establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The Company is still evaluating the impact of this standard on its consolidated financial statements.

b)   Future changes in accounting policies:

i)   Business Combinations

In January 2009, the CICA issued Section 1582, "Business Combinations", Section 1601, "Consolidations", and Section 1602, "Non-Controlling Interests". These sections replace the former Section 1581, "Business Combinations", and Section 1600, "Consolidated Financial Statements", and establish a new section for accounting for a non-controlling interest in a subsidiary.

Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. Section 1601 establishes standards for the preparation of consolidated financial statements.

These new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the year ended September 30, 2009

ii)   International Financial Reporting Standards (IFRS):

In February 2008, the Canadian Accounting Standards Board ("AcSB") confirmed that January 1, 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The IFRS standards will be effective for the Company for interim and annual financial statements relating to the Company's fiscal years beginning on or after October 1, 2011. The effective date of October 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and year ended September 30, 2011. The Company has begun the planning and scoping phase of the transition to IFRS and intends to transition to IFRS financial statements during fiscal 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

19.0   MANAGEMENT'S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management conducted an evaluation of the effectiveness of the internal controls over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2009. Based on management's assessment and those criteria, management has concluded that the internal controls over financial reporting as at September 30, 2009 were effective.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the year ended September 30, 2009

20.0   DISCLOSURE CONTROLS AND PROCEDURES

The Company's management is responsible for establishing and maintaining disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to senior management, including Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), by others within those entities on a timely basis so that appropriate decisions can be made regarding public disclosure.   The CEO and CFO have evaluated the Company's disclosure controls and procedures and have concluded that they are effective as of September 30, 2009.

21.0   LIMITATIONS ON CONTROLS

Management believes that any internal controls and procedures for financial reporting can only provide reasonable and not absolute assurance that the objectives of the control system are met. Control design is subject to resource constraints and cost benefit analysis. Because of the inherent limitations in all control systems the company's control systems cannot provide absolute assurance that all issues and fraud will be prevented within the company and detected. Limitations also include the realities of judgments in decision making which could be faulty and simple errors and mistakes. In addition controls may be circumvented by individuals, collusion or unauthorized override of controls.   Finally, a control system is based on certain assumptions about the likelihood of future events and there can be no assurance that the stated goals of the control system will meet all future potential conditions.   In summary, because of the inherent limitations on a cost effective control system, misstatements due to error or fraud may occur and may not be detected.

22.0   FINANCIAL INSTRUMENTS

The Company classifies its cash and cash equivalents as held-for-trading; amounts receivable (excluding taxes receivable) and due from related parties as loans and receivables; and due to related parties and accounts payable and accrued liabilities as other financial liabilities.

The carrying values of cash and cash equivalents, amounts receivable (excluding taxes receivable), and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments. The fair values of amounts due to and from related parties have not been disclosed as their fair values cannot be reliably measured since the parties are not at arm's length.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the year ended September 30, 2009

The fair value of financial instruments at September 30, 2009 and 2008 is summarized as follows:

	2009		2008	
Financial Assets	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Held-for-trading				
Cash and cash equivalents	$ 15,553,239	$ 15,553,239	$ 18,049,781	$ 18,049,781
Loans and receivables				
Amounts receivable (excluding taxes receivable)	$ 25,726	$ 25,726	$ 61,516	$ 61,516
Due from related parties	$ 19,419	N/A	$ 4,830	N/A
Financial Liabilities				
Accounts payable and accrued liabilities	$ 227,517	$ 227,517	$ 197,027	$ 197,027
Due to related parties	$ 26,380	N/A	$ 1,514	N/A

The Company's risk exposure and the impact on the Company's financial instruments are summarized below:

(a) Credit risk

The Company is exposed to credit risk with respect to its cash and cash equivalents. Cash and cash equivalents have been placed on deposit with major Canadian financial institutions and major Mexican financial institutions. The risk arises from the non-performance of counterparties of contracted financial obligations. The Company is not exposed to significant credit risk on amounts receivable.

The Company manages credit risk, in respect of cash and cash equivalents, by purchasing highly liquid, short-term investment-grade securities held at major financial institutions with strong investment-grade ratings by a primary rating agency in accordance with the Company's investment policy.

Concentration of credit risk exists with respect to the Company's cash and cash equivalents as the majority of the amounts are held with only a few Canadian and Mexican financial institutions. The Company's concentration of credit risk and maximum exposure thereto is as follows:

	2009	2008
Held at major Canadian financial institutions:		
Cash	$ 5,137,947	$ 2,111,368
Cash equivalents	10,271,727	15,625,315
	15,409,674	17,736,683
Held at major Mexican financial institutions:		
Cash	143,565	313,098
Total cash and cash equivalents	$15,553,239	$18,049,781

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the year ended September 30, 2009

Included in cash equivalents at September 30, 2009 are cashable guaranteed investment certificates earning interest between 0.25% and 2.66% (2008 - 2.00% and 2.95%) and maturing at various dates between October 18, 2009 and September 8, 2010 (2008 - October 18, 2008 and September 8, 2009). Cash equivalents that matured on October 18, 2009 and December 10, 2009 were reinvested.

(b)   Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet commitments as they become due. The Company's approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due.   The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. The Company believes it has sufficient cash and cash equivalents at September 30, 2009 in the amount of $15,553,239 (2008 - $18,049,781) in order to meet its planned expenditures and obligations for the next year.   At September 30, 2009, the Company had accounts payable and accrued liabilities of $227,517 (2008 - $197,027) and amounts due to related parties of $26,380 (2008 - $1,514), which will become due for payment within three months.

(c)   Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk.

(i)   Interest rate risk

Interest rate risk consists of two components:

(a)   To the extent that payments made or received on the Company's monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(b)   To the extent that changes in prevailing market rates differ from the interest rate in the Company's monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company's cash and cash equivalents consists of cash held in bank accounts and guaranteed investment certificates that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of September 30, 2009 and 2008. Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations.   The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the year ended September 30, 2009

(ii)   Foreign currency risk

The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in Canadian dollars.

The Company is exposed to foreign currency risk with respect to cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities as a portion of these amounts are denominated in US dollars and Mexican pesos. The Company has not entered into any foreign currency contracts to mitigate this risk.

The sensitivity analysis of the Company's exposure to foreign currency risk at the reporting date has been determined based upon hypothetical changes taking place at September 30, 2009 and 2008, which includes a hypothetical change in the foreign currency exchange rate between the Canadian dollar and Mexican peso of 9% and 11%, respectively, and the effect on net loss and comprehensive loss.

	Reasonably Possible	
	2009	2008
CDN $: MXN peso exchange rate	+9%	+11%
Net loss and comprehensive loss	84,825	122,495
CDN $: MXN peso exchange rate	-9%	-11%
Net loss and comprehensive loss	(101,603)	(152,774)

(iii)   Other price risk

Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is not exposed to significant other price risk.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the year ended September 30, 2009

23.0   SUBSEQUENT EVENTS

(a)   The Company entered into two agreements securing long-term surface and access rights for the ongoing exploration, and proposed development and operation of its San Antonio gold project with the Ejido San Antonio.

The first agreement is a rental agreement, called a "temporary occupation agreement", for access, exploration and production activities. The agreement has a term of 30 years and includes a one-time payment of 200,000 pesos ($16,230 paid) for access and annual per hectare payments for areas subject to exploration or other disturbance within the Company's concession holdings, which total approximately 8,100 hectares. Under the terms of the agreement, the minimum annual hectare payments are 600,000 pesos with the agreement stipulating an advance payment of 1,800,000 pesos ($146,070 paid) for the first three years of the agreement.

In addition, the Company has entered into a promissory agreement whereby the Ejido San Antonio has promised to sell outright 260 hectares covering the Planes and Colinas mineral targets and surrounding area to the Company for total consideration of 6,500,000 pesos ($527,597 paid).

(b)   The Company granted 300,000 stock options exercisable at $1.37 per share. Of the stock options granted, 200,000 are exercisable for a term of one year and vest 25% on the date of grant, and 25% every three, six and nine months thereafter. The remaining 100,000 stock options have a term of five years and vest 25% on the date of grant and 25% every six, twelve and eighteen months thereafter.

24.0   DISCLOSURE OF OUTSTANDING SHARE DATA

As at December 14, 2009, the Company had the following common shares, stock options and warrants outstanding:

Common shares	47,313,329
Stock options (vested and unvested)	4,072,500
Warrants	1,611,500
Finder's warrants	386,760
Fully Diluted shares outstanding	53,384,089

The Company is dependent on raising additional capital to develop its properties and is continually assessing overall market conditions to ensure this need is fulfilled to the benefit of the Company and its shareholders.

As of March 2, 2009, the Company's shares delisted from the TSX Venture Exchange and commenced trading on the Toronto Stock Exchange.

Exhibit 99.3

Form 52-109F1
Certification of annual filings - full certificate

I, Gary Freeman, Chief Executive Officer of Pediment Gold Corp., certify the following:

1.   *Review:* I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the "annual filings") of **Pediment Gold Corp.** (the "issuer") for the financial year ended **September 30, 2009**

2.   *No misrepresentations:* Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.   *Fair presentation:* Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

4.   *Responsibility:* The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5.   *Design:* Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the financial year end

      (a)   designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

           (i)   material information relating to the issuer is made known to us by others, particularly during the period in which the annual filings are being prepared; and

           (ii)   information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

      (b)   designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1   *Control framework:* The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is *Internal Control – Integrated Framework – published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)*.

5.2   *ICFR – material weakness relating to design: N/A*

5.3   *Limitation on scope of design: N/A*

6.   *Evaluation:* The issuer's other certifying officer(s) and I have

      (a)   evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer's DC&P at the financial year end and the issuer has disclosed in its annual MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and

      (b)   evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer's ICFR at the financial year end and the issuer has disclosed in its annual MD&A

(i) our conclusions about the effectiveness of ICFR at the financial year end based on that evaluation; and

(ii) N/A

7. ***Reporting changes in ICFR:*** The issuer has disclosed in its annual MD&A any change in the issuer's ICFR that occurred during the period beginning on ***October 1, 2008*** and ended on ***September 30, 2009*** that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

8. ***Reporting to the issuer's auditors and board of directors or audit committee:*** The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the issuer's auditors, and the board of directors or the audit committee of the board of directors any fraud that involves management or other employees who have a significant role in the issuer's ICFR.

Date: **December 18, 2009**

"Gary Freeman"
Gary Freeman
Chief Executive Officer

Exhibit 99.4

Form 52-109F1
Certification of annual filings - full certificate

I, John Seaman, Chief Financial Officer of Pediment Gold Corp., certify the following:

1.   *Review:* I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the "annual filings") of **Pediment Gold Corp.** (the "issuer") for the financial year ended **September 30, 2009**

2.   *No misrepresentations:* Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.   *Fair presentation:* Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

4.   *Responsibility:* The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5.   *Design:* Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the financial year end

        (a)   designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

                 (i)   material information relating to the issuer is made known to us by others, particularly during the period in which the annual filings are being prepared; and

                 (ii)   information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

        (b)   designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1   *Control framework:* The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is *Internal Control – Integrated Framework – published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)*.

5.2   *ICFR – material weakness relating to design: N/A*

5.3   *Limitation on scope of design: N/A*

6.   *Evaluation:* The issuer's other certifying officer(s) and I have

        (a)   evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer's DC&P at the financial year end and the issuer has disclosed in its annual MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and

        (b)   evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer's ICFR at the financial year end and the issuer has disclosed in its annual MD&A

(i)   our conclusions about the effectiveness of ICFR at the financial year end based on that evaluation; and

(ii)   N/A

7.   ***Reporting changes in ICFR:*** The issuer has disclosed in its annual MD&A any change in the issuer's ICFR that occurred during the period beginning on ***October 1, 2008*** and ended on ***September 30, 2009*** that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

8.   ***Reporting to the issuer's auditors and board of directors or audit committee:*** The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the issuer's auditors, and the board of directors or the audit committee of the board of directors any fraud that involves management or other employees who have a significant role in the issuer's ICFR.

Date: **December 18, 2009**

"John Seaman"
John Seaman
Chief Executive Officer